

03 MAR 31 AM 7:21

Florianópolis, March 24th, 2003.

CE DF-0012/2003

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N.W., Mail Stop 3 - 2
Washington, D.C. 20549 USA



03050449

Re.: Tractebel Energia S.A.
Exemption: Nº 82-4760

SUPPL

Gentleman,

We are enclosing a copy of Tractebel Energia's communiqué as well as the translation of the minutes of the 48th (Fortyeight) Board of Directors Meeting of Tractebel Energia S.A..
We are also enclosing a copy of the Annual Financial Report 2002, which was prepared in accordance with the rules of CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,

Marc Verstraete
Financial and Investor Relations Director

PROCESSED
MAY 20 2003
THOMSON FINANCIAL

cc.: Glorinete Laurentino
The Bank of New York



03 MAR 31 AM 7:21

Florianópolis, March 24th, 2003.

CE DF-0012/2003

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N.W., Mail Stop 3 - 2
Washington, D.C. 20549 USA

Re.: Tractebel Energia S.A.
Exemption: Nº 82-4760

Gentleman,

We are enclosing a copy of Tractebel Energia's communiqué as well as the translation of the minutes of the 48th (Fortyeight) Board of Directors Meeting of Tractebel Energia S.A..
We are also enclosing a copy of the Annual Financial Report 2002, which was prepared in accordance with the rules of CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,

Marc Verstraete
Financial and Investor Relations Director

cc.: Glorinete Laurentino
The Bank of New York

Tractebel Energia S.A. - Rua Antônio Dib Mussi 366-Centro-Florianópolis SC-CEP 88015-110-Tel: (48)221 7000 Fax: (48)221 7001

CNPJ/MF - 02.474.103/0001-19

MINUTES OF THE 48th (FORTIETH EIGHTH) BOARD OF DIRECTORS MEETING OF TRACTEBEL ENERGIA S.A.

On March 13th, 2003, at 14:00 p.m., at the Company's Headquarters, located at Rua Antônio Dib Mussi, 366, Centro, Florianópolis, capital of Santa Catarina State, after regular convocation, the members of the Board of Directors of Tractebel Energia S.A. assembled: Mr. Maurício Stolle Bähr, Mr. Manoel Arlindo Zaroni Torres, Mr. Victor-Frank de Paula Rosa Paranhos and Mr. Luiz Antônio Barbosa, representing the most of its total members, and the Tax Counselor Newton de Lima Azevedo Junior, the Tax Council Chairman. The counselors Dirk Beeuwsaert and Eric Louisa Frans Kenis also participated in the meeting through video conference from Brussels, Belgium. The Board of Directors Chairman, counselor Mr. Maurício Stolle Bähr presided the meeting affairs and proposed me, José Moacir Schmidt, as Meeting's Secretary, which was accepted by the other members. Beginning the meeting, the Meeting's President disposed in discussion the subjects of **Agenda**, included in the CA-001/2003 convocation, from February 24th, 2003, which were the following: **Item 1:** approve the Management Report and the Financial Statements related to the fiscal year 2002; **Item 2.** approve the Company's legal publications in the Valor Econômico Newspaper; **Item 3.** approve the Technical Feasibility Study aiming to meet the CVM Instruction No. 371, from June 27th, 2002; **Item 4.** declaring intermediary dividends based upon profit reserves, except legal reserve, existing on financial statements related to the fiscal year 2001; **Item 5.** ratify the signature of Addendum No. 1 to the Contract No. 31191121 and of Addendum No. 2 to the Contract No. DGT.00.3340, respectively for supplying coal to the Charqueadas TPP and to the Jorge Lacerda Thermoelectrical Complex, approved by the Directory of the Company *ad referendum* of the Board of Directors; **Item 6.** ratify the signature of Addendums to the Electric Energy Purchase and Sale Contracts between Itá Energética and Tractebel Energia, approved by the Directory of the Company *ad referendum* of the Board of Directors; **Item 7.** General Matters. After discussion of the matters, the Chairman put into vote the items of the Agenda, having the Counselors deliberated the following: **DELIBERATIONS: Item 1.** Approved, **by unanimity,** the Management Report and the Financial Statements related to the fiscal year ended on December 31st, 2002, on terms of RAD DCO-0002/2003, from March 5th, 2003, of DD-177-0001, from March 12th, 2003, and the opinion of the Tax Counselor, from March 11th, 2003, by understanding the Counselors that it represents appropriately the numbers and results of the Company in the period; **Item 2.** Approved, **by unanimity,** that the publications of the Company, added by the ones ordered by the Law no. 6,404/76, treated by the Instruction CVM No. 207/94, changed by the Instruction CVM No. 232/95, be diffused in the "Valor Econômico" Newspaper, edited in São Paulo/SP; **Item 3.** Approved, **by unanimity,** the Technical Feasibility Study for Recognition of Deferred Tax Assets booking on December 31st, 2002, on terms of RAD DCO-0001/2003, from February 12th, 2003, and of DD-175-0003, from February 18th, 2003, examined and approved by the Tax Council of the Company, pursuant the opinion emitted on January 30th, 2003; **Item 4.** Approved, **by unanimity**, with vote declaration of Counselor Luiz Antônio Barbosa, "approving the subject because it refers to profit reserves referring to fiscal year 2001, in relation which Company's employees were already compensated in fiscal year 2002, leading, in the opportunity, solicitation to Company's Management to consider the possibility to keep the practice of Results or Profit

Sharing payment to employees, based upon operational result", R$ 184,360,000.00 (one hundred eighty four million, three hundred sixty thousand Reais) intermediary dividends distribution, based on profit reserves, except legal reserve, existent at income statements related to fiscal year 2001, corresponding to R$ 0.3573687800 per lot of one thousand A Class Preferred shares, R$ 0.2824306077 per lot of one thousand B Class Preferred shares and R$ 0.2824306077 per lot of one thousand Common shares. The dividends shall be paid on a date to be defined by the Financial and Investors Relationship Director, from April 10th to April 24th, 2003, based upon shareholder position on April 4th, 2003. The Company's shares shall be traded ex-intermediary dividends from April 7th, 2003 on; **Item 5.** Ratified, **by unanimity**, the signature of the Addendum No. 1 on Contract No. 31191121 and Addendum No. 2 on Contract No. DGT.33.3340, to supply coal to Charqueadas TPP and Jorge Lacerda Thermoelectric Complex, respectively, on terms of RAD DP-0001/2003, from February 3rd, 2003, RAD DP-0002/2003, from February 10th, 2003, DD-173-0003 and DD-173-0002, both from February 4th, 2003, approved by Company's Directory *ad referendum* of Board of Directors; **Item 6.** Ratified, **by unanimity**, the signatures of Addendums on Electric Energy Sale and Purchase Contracts settled with Company and Itá Energética S.A., on terms of RAD DF-0001/2003, from February 24th, 2003, and DD-176-0001, from February 25th, 2003, approved by Company's Directory *ad referendum* of Board of Directors; **Item 7. (i)** Approved, **by unanimity,** the new amounts related to individual remuneration of Company's Managers, according to the table that will be filed at the Company, which total amount will be submitted to Company's General Meeting approval; **(ii)** Approved, **by unanimity,** the General Meeting convocation, aiming to deliberate about subjects under its competence. Put the words to the disposition of the present Counselors and to the ones who participated through videoconference, included Tax Committee President, there was no manifestation, which lead the President to end the meeting works, asking to be drawn up the present Minutes by me, Secretary, which after being read and though accordingly, was signed by the present members of Board of Directors, including the Chairman. Florianópolis/SC, March 13th, 2003.

Maurício Stolle Bähr Chairman	Manoel Arlindo Zaroni Torres Counselor
Victor-Frank de Paula Rosa Paranhos Counselor	Luiz Antônio Barbosa Counselor
Newton de Lima Azevedo Junior Tax Committee President	José Moacir Schmidt Secretary



LISTED COMPANY – CNPJ 02.474.103/0001-19

ANNOUNCEMENT TO THE SHAREHOLDERS

We are announcing to the Shareholders of Tractebel Energia S.A., that the documents referring to the article no. 133 from Law no. 6,404, from December 15th, 1976, with alterations introduced by Law no. 10,303, from October 31st, 2001, related to the fiscal year ended on December 31st, 2002, are at your disposal at Company's Headquarters, located at Rua Antônio Dib Mussi nº 366, Centro, Florianópolis (SC). The referred documents are also available at the Company's website, at the electronic address www.tractebelenergia.com.br.

Florianópolis, March 14th, 2003
Marc Verstraete
Financial and Investors Relationship Director

SUEZ



LISTED COMPANY – CNPJ 02.474.103/0001-19

ANNOUNCEMENT TO SHAREHOLDERS

We are announcing to the shareholders and to the market as a whole that the Board of Directors of Tractebel Energia S.A., in a meeting on March 13th, 2003, using the competence conferred by the Company's By-laws, approved R$ 184,360,000.00 (one hundred eighty four million, three hundred sixty thousand Reais) intermediary dividends distribution, based on profit reserves, excluding the legal reserve, existing at income statements related to fiscal year 2001, corresponding to R$ 0.3573687800 per lot of one thousand A Class Preferred shares, R$ 0.2824306077 per lot of one thousand B Class Preferred shares and R$ 0. 2824306077 per lot of one thousand Common shares.
The dividends will be paid in April 2003, on a date to be further divulged, based upon shareholders position on April 4th, 2003. The Company's shares shall be traded ex-intermediary dividends from April 7th, 2003 on.
In the mentioned meeting, the Board of Directors also approved: (a) the Management Report and the Financial Statements of 2002 fiscal year, whose will be submitted, in April, to the Company's General Meeting appreciation, with Independent Auditors and Tax Committee Opinion; (b) the additional publication to the ones ordered by Law 6,404/76 will be published at "Valor Econômico" Newspaper, São Paulo edited.

Florianópolis, March 14th, 2003
Marc Verstraete
Financial and Investors Relationship Director

SUEZ

03 MAR 31 PM 7:21

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19
4 - NIRE		
42300024384		

01.02 - SEDE

1 - ENDEREÇO COMPLETO	2 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366	CENTRO

3 - CEP	4 - MUNICÍPIO	5 - UF
88015-110	FLORIANÓPOLIS	SC

6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
048	221-7016	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
048	221-7015	-	-	

15 - E-MAIL
mantuano@tractebelenergia.com.br

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME
MARC JACQUES ZELIE VERSTRAETE

2 - ENDEREÇO COMPLETO	3 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366	CENTRO

4 - CEP	5 - MUNICÍPIO	6 - UF
88015-110	FLORIANÓPOLIS	SC

7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
048	221-7060	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
048	221-7002	-	-	

16 - E-MAIL
marc@tractebelenergia.com.br

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO	1 - DATA DE INÍCIO DO EXERCÍCIO SOCIAL	2 - DATA DE TÉRMINO DO EXERCÍCIO SOCIAL
1 - Último	01/01/2002	31/12/2002
2 - Penúltimo	01/01/2001	31/12/2001
3 - Antepenúltimo	01/01/2000	31/12/2000

4 - NOME/RAZÃO SOCIAL DO AUDITOR	5 - CÓDIGO CVM
DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES	00385-9
6 - NOME DO RESPONSÁVEL TÉCNICO	7 - CPF DO RESP. TÉCNICO
CELSO DE ALMEIDA MORAES	680.686.898-34

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 31/12/2002	2 31/12/2001	3 31/12/2000
Do Capital Integralizado			
1 - Ordinárias	464.052.075	464.052.075	464.052.075
2 - Preferenciais	188.690.118	188.690.118	139.793.179
3 - Total	652.742.193	652.742.193	603.845.254
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA
Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO
Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO
Privada Nacional
4 - CÓDIGO ATIVIDADE
1990200 - Serviços de Eletricidade
5 - ATIVIDADE PRINCIPAL
GERAÇÃO E COMERCIALIZAÇÃO DE ENERGIA ELÉTRICA
6 - TIPO DE CONSOLIDADO
Total

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ÍTEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO

1 - ÍTEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	RCA	27/03/2002	Dividendo	17/04/2002	ON	0,0001220432
02	RCA	27/03/2002	Dividendo	17/04/2002	PNA	0,0001899117
03	RCA	27/03/2002	Dividendo	17/04/2002	PNB	0,0001220432
04	AGO	29/04/2002	Dividendo	13/05/2002	ON	0,0000254796
05	AGO	29/04/2002	Dividendo	13/05/2002	PNA	0,0000325493
06	AGO	29/04/2002	Dividendo	13/05/2002	PNB	0,0000254796
07	RCA	14/12/2001	Juros Sobre Capital Próprio	17/04/2002	ON	0,0001225599
08	RCA	14/12/2001	Juros Sobre Capital Próprio	17/04/2002	PNA	0,0001225599
09	RCA	14/12/2001	Juros Sobre Capital Próprio	17/04/2002	PNB	0,0001225599

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.09 - DIRETOR DE RELAÇÕES COM INVESTIDORES


Relações com Investidores

1 - DATA	2 - ASSINATURA
14/03/2003	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/12/2002	4 - 31/12/2001	5 - 31/12/2000
1	Ativo Total	5.597.913	5.312.225	4.560.259
1.01	Ativo Circulante	1.403.694	1.055.798	253.335
1.01.01	Disponibilidades	173.012	30.056	15.416
1.01.01.01	Numerário Disponível	162.333	16.999	15.416
1.01.01.02	Aplicações no Mercado Aberto	10.679	13.057	0
1.01.02	Créditos	938.779	918.495	170.597
1.01.02.01	Consumidores e Concessionárias	769.902	918.383	143.288
1.01.02.02	Títulos e Valores Mobiliários	168.877	112	27.309
1.01.03	Estoques	8.169	6.487	5.285
1.01.04	Outros	283.734	100.760	62.037
1.01.04.01	Créditos da Cta. Cons. Combustível - CCC	27.300	28.783	22.221
1.01.04.02	Alienações,Serv. Curso e Disp.Reembolsar	19.458	4.595	9.519
1.01.04.03	Tributos e Contrib. Sociais a Recuperar	63.879	18.911	4.411
1.01.04.04	Ativo Fiscal Diferido	145.590	31.377	2.922
1.01.04.05	Despesas Pagas Antecipadamente	15.058	7.652	9.575
1.01.04.06	Outros	12.449	9.442	13.389
1.02	Ativo Realizável a Longo Prazo	288.989	284.449	265.672
1.02.01	Créditos Diversos	30.670	67.406	7.911
1.02.01.01	Concessionárias	30.670	61.093	0
1.02.01.02	Títulos e Valores Mobiliários	0	6.313	7.911
1.02.02	Créditos com Pessoas Ligadas	0	0	0
1.02.02.01	Com Coligadas	0	0	0
1.02.02.02	Com Controladas	0	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0	0
1.02.03	Outros	258.319	217.043	257.761
1.02.03.01	Tributos e Contrib.Sociais a Recuperar	7.476	6.479	5.107
1.02.03.02	Depósitos Vinculados a Litígios	24.526	22.562	19.294
1.02.03.03	Ativo Fiscal Diferido	219.113	176.382	230.129
1.02.03.04	Despesas Pagas Antecipadamente	4.417	8.833	0
1.02.03.05	Outros	2.787	2.787	3.231
1.03	Ativo Permanente	3.905.230	3.971.978	4.041.252
1.03.01	Investimentos	482.517	486.749	455.646
1.03.01.01	Participações em Coligadas	0	0	0
1.03.01.02	Participações em Controladas	478.859	472.876	433.378
1.03.01.03	Outros Investimentos	3.658	13.873	22.268
1.03.01.03.01	Bens Direitos p/Uso Fut.e Dest.Alienação	1.762	1.806	1.818
1.03.01.03.02	Outros	1.896	12.067	20.450
1.03.02	Imobilizado	3.421.360	3.483.460	3.583.121
1.03.03	Diferido	1.353	1.769	2.485

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/12/2002	4 - 31/12/2001	5 - 31/12/2000
2	Passivo Total	5.597.913	5.312.225	4.560.259
2.01	Passivo Circulante	1.025.987	801.941	616.139
2.01.01	Empréstimos e Financiamentos	428.012	112.205	240.676
2.01.01.01	Principal	407.248	99.218	223.879
2.01.01.02	Encargos	20.764	12.987	16.797
2.01.02	Debêntures	0	0	0
2.01.03	Fornecedores	184.491	183.394	81.684
2.01.04	Impostos, Taxas e Contribuições	13.337	243.415	27.728
2.01.04.01	Tributos e Contrib.Sociais Correntes	10.585	220.790	7.015
2.01.04.02	Tributos e Contrib.Sociais Parcelados	2.752	22.625	20.713
2.01.05	Dividendos a Pagar	0	165.120	136.799
2.01.05.01	Dividendos Propo.Juros s/Capital Próprio	0	165.120	136.799
2.01.06	Provisões	161.925	27.916	65.266
2.01.06.01	Contingências	16.573	0	0
2.01.06.02	Obrigações Estimadas	145.352	27.916	65.266
2.01.07	Dívidas com Pessoas Ligadas	0	0	42.923
2.01.08	Outros	238.222	69.891	21.063
2.01.08.01	Particip.Empregados Lucros ou Resultados	2.526	5.780	4.114
2.01.08.02	Reserva Global de Reversão	126	1.507	1.527
2.01.08.03	Compensação Financ.p/Utiliz.Rec.Hídricos	10.529	7.279	3.122
2.01.08.04	Concessionárias de Energia Elétrica	1.824	1.889	7.274
2.01.08.05	Benefícios Pós-Emprego	44.326	41.127	0
2.01.08.06	Passivo Fiscal Diferido	170.518	0	0
2.01.08.07	Outros	8.373	12.309	5.026
2.02	Passivo Exigível a Longo Prazo	1.811.627	1.566.464	1.511.741
2.02.01	Empréstimos e Financiamentos	1.439.779	1.145.873	1.144.166
2.02.01.01	Principal	1.439.779	1.145.822	1.143.888
2.02.01.02	Encargos	0	51	278
2.02.02	Debêntures	0	0	0
2.02.03	Provisões	151.606	143.589	244.176
2.02.03.01	Contingências	134.306	128.052	174.036
2.02.03.02	Obrigações Estimadas	17.300	15.537	70.140
2.02.04	Dívidas com Pessoas Ligadas	0	0	0
2.02.05	Outros	220.242	277.002	123.399
2.02.05.01	Tributos e Contrib. Sociais Parcelados	9.415	45.651	62.794
2.02.05.02	Benefícios Pós-Emprego	208.827	229.391	0
2.02.05.03	Obrigações Especiais	0	0	56.511
2.02.05.04	Outros	2.000	1.960	4.094
2.03	Resultados de Exercícios Futuros	0	0	0
2.05	Patrimônio Líquido	2.760.299	2.943.820	2.432.379
2.05.01	Capital Social Realizado	2.445.766	2.445.766	2.278.704

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/12/2002	4 -31/12/2001	5 -31/12/2000
2.05.02	Reservas de Capital	91.695	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0	0
2.05.03.01	Ativos Próprios	0	0	0
2.05.03.02	Controladas/Coligadas	0	0	0
2.05.04	Reservas de Lucro	222.838	406.359	61.980
2.05.04.01	Legal	37.635	37.635	8.521
2.05.04.02	Estatutária	0	0	0
2.05.04.03	Para Contingências	0	0	0
2.05.04.04	De Lucros a Realizar	0	0	0
2.05.04.05	Retenção de Lucros	185.203	368.724	53.459
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0	0
2.05.04.07	Outras Reservas de Lucro	0	0	0
2.05.05	Lucros/Prejuízos Acumulados	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2002 a 31/12/2002	4 - 01/01/2001 a 31/12/2001	5 - 01/01/2000 a 31/12/2000
3.01	Receita Bruta de Vendas e/ou Serviços	1.419.781	2.166.402	1.097.441
3.01.01	Fornecimento de Energia Elétrica	32.157	13.918	1.401
3.01.02	Suprimento de Energia Elétrica	1.156.112	1.882.410	824.692
3.01.03	Subvenção Combustivel - CCC	216.294	258.695	264.626
3.01.04	Serviço Prestado	8.154	6.550	5.919
3.01.05	Venda de Cinzas	4.382	4.328	0
3.01.06	Outras	2.682	501	803
3.02	Deduções da Receita Bruta	(56.368)	(83.377)	(40.124)
3.02.01	Imposto e Contribuições sobre a Receita	(52.738)	(79.770)	(40.124)
3.02.02	Venda de Cinzas Líquidas de Impostos-CCC	(3.630)	(3.607)	0
3.03	Receita Líquida de Vendas e/ou Serviços	1.363.413	2.083.025	1.057.317
3.04	Custo de Bens e/ou Serviços Vendidos	(944.216)	(929.544)	(626.977)
3.04.01	Pessoal	(46.875)	(46.893)	(37.573)
3.04.02	Material	(8.230)	(8.196)	(9.865)
3.04.03	Serviço de Terceiro	(25.563)	(21.260)	(16.296)
3.04.04	Combustível p/Prod.Ener.Elética-CCC	(216.294)	(258.695)	(264.626)
3.04.05	Combustível p/Prod.Ener.Elética-s/Subv.	(57.293)	(45.817)	(5.007)
3.04.06	Energia Elétrica Comprada para Revenda	(258.643)	(323.196)	(121.307)
3.04.07	Compensação Financ.p/Utiliz.Rec.Hídricos	(36.768)	(38.987)	(14.292)
3.04.08	Depreciação / Amortização	(157.108)	(155.552)	(142.316)
3.04.09	Uso de Bem Público - UBP	(15.884)	(13.231)	(9.391)
3.04.10	Constituição de Provisões Operacionais	(150.469)	(20.057)	(25.967)
3.04.11	Reversão de Provisões Operacionais	42.220	13.374	26.627
3.04.12	Outras	(13.309)	(11.034)	(6.964)
3.05	Resultado Bruto	419.197	1.153.481	430.340
3.06	Despesas/Receitas Operacionais	(742.092)	(337.343)	(223.607)
3.06.01	Com Vendas	(16.559)	(7.585)	(7.974)
3.06.02	Gerais e Administrativas	(90.450)	(54.174)	(36.118)
3.06.02.01	Pessoal	(21.202)	(19.181)	(27.657)
3.06.02.02	Material	(460)	(302)	(660)
3.06.02.03	Serviço de Terceiro	(16.323)	(9.700)	(8.885)
3.06.02.04	Depreciação / Amortização	(1.482)	(1.297)	(1.225)
3.06.02.05	Constituição de Provisões Operacionais	(30.177)	(48.643)	(92.595)
3.06.02.06	Reversão de Provisões Operacionais	29.523	86.185	133.575
3.06.02.07	Previdência Privada - SB 40	(25.428)	(25.882)	(24.431)
3.06.02.08	Indenização Trabalhista	(8.376)	(10.883)	(7.402)
3.06.02.09	Taxa de Fiscalização	(4.878)	(3.713)	(2.865)
3.06.02.10	Contribuição e Doação	(3.372)	(3.292)	(2.061)
3.06.02.11	Outras	(8.275)	(17.466)	(1.912)
3.06.03	Financeiras	(583.600)	(268.918)	(183.104)
3.06.03.01	Receitas Financeiras	22.928	21.157	23.441

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -01/01/2002 a 31/12/2002	4 -01/01/2001 a 31/12/2001	5 -01/01/2000 a 31/12/2000
3.06.03.01.01	Rendas de Aplicações Financeiras	20.763	7.284	5.735
3.06.03.01.02	Variação Monetária	1.350	10.543	1.204
3.06.03.01.03	Outras	815	3.330	16.502
3.06.03.02	Despesas Financeiras	(606.528)	(290.075)	(206.545)
3.06.03.02.01	Encargos de Dívidas	(130.856)	(133.680)	(109.565)
3.06.03.02.02	Encargos s/Tributos e Contrib.Sociais	(1.399)	(6.432)	(8.993)
3.06.03.02.03	Variação Monetária s/Empr.Financiamentos	(439.232)	(132.144)	(51.612)
3.06.03.02.04	Variação Monetária - Outras	(17.792)	(1.700)	(11.264)
3.06.03.02.05	Outras	(17.249)	(16.119)	(25.111)
3.06.04	Outras Receitas Operacionais	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	(51.483)	(6.666)	3.589
3.07	Resultado Operacional	(322.895)	816.138	206.733
3.08	Resultado Não Operacional	(2.748)	303	(420)
3.08.01	Receitas	72	1.930	169
3.08.02	Despesas	(2.820)	(1.627)	(589)
3.09	Resultado Antes Tributação/Participações	(325.643)	816.441	206.313
3.10	Provisão para IR e Contribuição Social	(19.176)	(171.948)	(28.133)
3.10.01	Contribuição Social	(5.748)	(42.306)	(7.502)
3.10.02	Imposto de Renda	(13.428)	(129.642)	(20.631)
3.11	IR Diferido	161.298	(56.439)	(11.265)
3.11.01	Contribuição Social	43.931	(20.131)	(3.386)
3.11.02	Imposto de Renda	117.367	(36.308)	(7.879)
3.12	Participações/Contribuições Estatutárias	0	(5.780)	(4.114)
3.12.01	Participações	0	(5.780)	(4.114)
3.12.02	Contribuições	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0
3.15	Lucro/Prejuízo do Exercício	(183.521)	582.274	162.801
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	652.742.193	652.742.193	603.845.254
	LUCRO POR AÇÃO		0,00089	0,00027
	PREJUÍZO POR AÇÃO	(0,00028)		

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

04.01 - DEMONSTRAÇÃO DAS ORIGENS E APLICAÇÕES DE RECURSOS (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2002 a 31/12/2002	4 - 01/01/2001 a 31/12/2001	5 - 01/01/2000 a 31/12/2000
4.01	Origens	481.451	1.126.860	744.796
4.01.01	Das Operações	283.449	839.806	365.421
4.01.01.01	Lucro/Prejuízo do Exercício	(183.521)	582.274	162.801
4.01.01.02	Vls. que não repr. mov. Cap. Circulante	466.970	257.532	202.620
4.01.01.02.01	Depreciação e Amortização	158.615	156.866	143.540
4.01.01.02.02	Juros de Longo Prazo	(25.662)	8.799	12.687
4.01.01.02.03	Variação Monetária de Longo Prazo	418.430	91.835	38.839
4.01.01.02.04	Resultado de Equivalência Patrimonial	51.483	6.666	(3.589)
4.01.01.02.05	Amortização de Ágio	2.288	2.289	1.144
4.01.01.02.06	(Reversão) Provisão de L. Prazo, Líquida	5.452	(3.965)	(3.687)
4.01.01.02.07	Ativos e Passivos Fiscais Diferidos	(168.460)	56.439	13.265
4.01.01.02.08	Ressarc.Parcial Custo Energia Livre-MAE	22.076	(61.093)	0
4.01.01.02.09	Baixas do Ativo Permanente	2.748	(304)	421
4.01.02	Dos Acionistas	0	167.062	192.727
4.01.02.01	Integralização de Capital	0	167.062	192.727
4.01.03	De Terceiros	198.002	119.992	186.648
4.01.03.01	Ingressos de Novos Financ.de Longo Prazo	45.057	78.508	153.430
4.01.03.02	Realizáveis L.Prazo Transf.p/Circulante	152.873	37.360	33.053
4.01.03.03	Fornecedores	0	3.910	0
4.01.03.04	Outras	72	214	165
4.02	Aplicações	357.601	510.199	934.953
4.02.01	No Realizável a Longo Prazo	9.523	18.257	21.076
4.02.02	Em Investimentos	49.583	40.057	377.860
4.02.03	Na Aquis.Imob. e Aplicação no Diferido	94.438	108.324	124.539
4.02.04	Em Enc.Efeit.Inflác.C.Prazo Apropr.Imob.	3.617	1.672	16.351
4.02.05	Em Dividendos Prop/Juros Capital Próprio	0	176.300	136.799
4.02.06	Em Exigíveis L.Prazo Transf.p/Circulante	200.440	165.589	258.328
4.03	Acréscimo/Decréscimo no Cap. Circulante	123.850	616.661	(190.157)
4.04	Variação do Ativo Circulante	347.896	802.463	131.642
4.04.01	Ativo Circulante no Início do Exercício	1.055.798	253.335	121.693
4.04.02	Ativo Circulante no Final do Exercício	1.403.694	1.055.798	253.335
4.05	Variação do Passivo Circulante	224.046	185.802	321.799
4.05.01	Passivo Circulante no Início Exercício	801.941	616.139	294.340
4.05.02	Passivo Circulante no Final do Exercício	1.025.987	801.941	616.139

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

05.01 - DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO DE 01/01/2002 A 31/12/2002 (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - CAPITAL SOCIAL	4 - RESERVAS DE CAPITAL	5 - RESERVAS DE REAVALIAÇÃO	6 - RESERVAS DE LUCRO	7 - LUCROS/PREJUÍZOS ACUMULADOS	8 - TOTAL PATRIMÔNIO LÍQUIDO
5.01	Saldo Inicial	2.445.766	91.695	0	406.359	0	2.943.820
5.02	Ajustes de Exercícios Anteriores	0	0	0	0	0	0
5.03	Aumento/Redução do Capital Social	0	0	0	0	0	0
5.04	Realização de Reservas	0	0	0	0	0	0
5.05	Ações em Tesouraria	0	0	0	0	0	0
5.06	Lucro/Prejuízo do Exercício	0	0	0	0	(183.521)	(183.521)
5.07	Destinações	0	0	0	0	0	0
5.08	Outros	0	0	0	(183.521)	183.521	0
5.09	*Saldo Final*	2.445.766	91.695	0	222.838	0	2.760.299

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

05.02 - DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO DE 01/01/2001 A 31/12/2001 (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - CAPITAL SOCIAL	4 - RESERVAS DE CAPITAL	5 - RESERVAS DE REAVALIAÇÃO	6 - RESERVAS DE LUCRO	7 - LUCROS/PREJUÍZOS ACUMULADOS	8 - TOTAL PATRIMÔNIO LÍQUIDO
5.01	Saldo Inicial	2.278.704	91.695	0	61.980	0	2.432.379
5.02	Ajustes de Exercícios Anteriores	0	0	0	0	(61.595)	(61.595)
5.03	Aumento/Redução do Capital Social	167.062	0	0	0	0	167.062
5.04	Realização de Reservas	0	0	0	(26.830)	26.830	0
5.05	Ações em Tesouraria	0	0	0	0	0	0
5.06	Lucro/Prejuízo do Exercício	0	0	0	0	582.274	582.274
5.07	Destinações	0	0	0	371.209	(547.509)	(176.300)
5.07.01	Reserva Legal	0	0	0	29.114	(29.114)	0
5.07.02	Dividendos/juros sobre o Capital Próprio	0	0	0	0	(176.300)	(176.300)
5.07.03	Reserva de Retenção de Lucros	0	0	0	342.095	(342.095)	0
5.08	Outros	0	0	0	0	0	0
5.09	Saldo Final	2.445.766	91.695	0	406.359	0	2.943.820

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

05.03 - DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO DE 01/01/2000 A 31/12/2000 (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - CAPITAL SOCIAL	4 - RESERVAS DE CAPITAL	5 - RESERVAS DE REAVALIAÇÃO	6 - RESERVAS DE LUCRO	7 - LUCROS/PREJUÍZOS ACUMULADOS	8 - TOTAL PATRIMÔNIO LÍQUIDO
5.01	Saldo Inicial	2.085.977	91.695	0	5.818	30.160	2.213.650
5.02	Ajustes de Exercícios Anteriores	0	0	0	0	0	0
5.03	Aumento/Redução do Capital Social	193.907	0	0	0	0	193.907
5.04	Realização de Reservas	0	0	0	0	0	0
5.05	Ações em Tesouraria	0	0	0	0	0	0
5.06	Lucro/Prejuízo do Exercício	0	0	0	0	162.801	162.801
5.07	Destinações	0	0	0	56.162	(192.961)	(136.799)
5.07.01	Reserva Legal	0	0	0	8.140	(8.140)	0
5.07.02	Dividendos Propostos	0	0	0	0	(136.799)	(136.799)
5.07.03	Reserva de Retenção de Lucros	0	0	0	48.022	(48.022)	0
5.08	Outros	(1.180)	0	0	0	0	(1.180)
5.08.01	Capital a Integralizar	(1.180)	0	0	0	0	(1.180)
5.09	Saldo Final	2.278.704	91.695	0	61.980	0	2.432.379

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/12/2002	4 - 31/12/2001	5 - 31/12/2000
1	Ativo Total	6.778.396	6.223.552	5.179.873
1.01	Ativo Circulante	1.456.228	1.087.157	284.512
1.01.01	Disponibilidades	174.747	32.672	16.969
1.01.01.01	Numerário Disponível	164.068	19.615	16.969
1.01.01.02	Aplicações no Mercado Aberto	10.679	13.057	0
1.01.02	Créditos	977.450	941.557	199.494
1.01.02.01	Consumidores e Concessionárias	791.070	938.179	157.673
1.01.02.02	Títulos e Valores Mobiliários	186.380	3.378	41.821
1.01.03	Estoques	8.169	6.487	5.285
1.01.04	Outros	295.862	106.441	62.764
1.01.04.01	Créditos da Cta. Cons.Combustível - CCC	27.300	28.783	22.221
1.01.04.02	Alienações,Serv.Curso e Disp.Reembolsar	18.359	6.612	8.592
1.01.04.03	Tributos e Contrib. Sociais a Recuperar	68.807	22.389	6.033
1.01.04.04	Ativo Fiscal Diferido	152.575	31.377	3.831
1.01.04.05	Despesas Pagas Antecipadamente	16.060	7.809	10.595
1.01.04.06	Outros	12.761	9.471	11.492
1.02	Ativo Realizável a Longo Prazo	313.706	290.142	265.734
1.02.01	Créditos Diversos	30.670	67.406	7.911
1.02.01.01	Concessionárias	30.670	61.093	0
1.02.01.02	Títulos e Valores Mobiliários	0	6.313	7.911
1.02.02	Créditos com Pessoas Ligadas	0	0	0
1.02.02.01	Com Coligadas	0	0	0
1.02.02.02	Com Controladas	0	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0	0
1.02.03	Outros	283.036	222.736	257.823
1.02.03.01	Tributos e Contrib.Sociais a Recuperar	14.993	8.116	5.107
1.02.03.02	Depósitos Vinculados a Litígios	24.526	22.562	19.294
1.02.03.03	Ativo Fiscal Diferido	236.059	180.184	230.129
1.02.03.04	Despesas Pagas Antecipadamente	4.417	8.833	0
1.02.03.05	Outros	3.041	3.041	3.293
1.03	Ativo Permanente	5.008.462	4.846.253	4.629.627
1.03.01	Investimentos	63.628	65.944	118.932
1.03.01.01	Participações em Coligadas	0	0	0
1.03.01.02	Participações em Controladas	59.970	52.071	96.664
1.03.01.03	Outros Investimentos	3.658	13.873	22.268
1.03.01.03.01	Bens Direitos p/Uso Fut.e Dest.Alienação	1.762	1.806	1.818
1.03.01.03.02	Outros	1.896	12.067	20.450
1.03.02	Imobilizado	4.872.512	4.702.213	4.482.338
1.03.03	Diferido	72.322	78.096	28.357

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/12/2002	4 - 31/12/2001	5 - 31/12/2000
2	Passivo Total	6.778.396	6.223.552	5.179.873
2.01	Passivo Circulante	1.122.590	874.158	996.125
2.01.01	Empréstimos e Financiamentos	507.265	140.038	591.713
2.01.01.01	Principal	479.481	121.833	568.668
2.01.01.02	Encargos	27.784	18.205	23.045
2.01.02	Debêntures	16.831	12.883	2.186
2.01.02.01	Encargos de Debêntures	16.831	12.883	2.186
2.01.03	Fornecedores	181.970	213.292	105.509
2.01.04	Impostos, Taxas e Contribuições	14.287	243.751	30.549
2.01.04.01	Tributos e Contrib. Sociais Correntes	11.535	221.126	9.836
2.01.04.02	Tributos e Contrib. Sociais Parcelados	2.752	22.625	20.713
2.01.05	Dividendos a Pagar	0	165.120	136.799
2.01.05.01	Dividendos Prop.Juros s/Capital Próprio	0	165.120	136.799
2.01.06	Provisões	161.964	28.004	65.383
2.01.06.01	Contingências	16.573	0	0
2.01.06.02	Obrigações Estimadas	145.391	28.004	65.383
2.01.07	Dívidas com Pessoas Ligadas	0	0	42.923
2.01.08	Outros	240.273	71.070	21.063
2.01.08.01	Partic.Empregados Lucros ou Resultados	2.526	5.780	4.114
2.01.08.02	Reserva Global de Reversão	126	1.507	1.527
2.01.08.03	Compensação Financ.p/Utiliz.Rec.Hídricos	11.562	7.872	3.122
2.01.08.04	Concessionárias de Energia Elétrica	1.824	1.889	7.274
2.01.08.05	Benefícios Pós-Emprego	44.326	41.127	0
2.01.08.06	Passivo Fiscal Diferido	170.518	0	0
2.01.08.07	Outros	9.391	12.895	5.026
2.02	Passivo Exigível a Longo Prazo	2.895.507	2.405.574	1.751.369
2.02.01	Empréstimos e Financiamentos	2.251.696	1.732.690	1.230.378
2.02.01.01	Principal	2.251.696	1.732.639	1.230.100
2.02.01.02	Encargos	0	51	278
2.02.02	Debêntures	179.041	175.568	90.632
2.02.03	Provisões	151.606	143.589	244.176
2.02.03.01	Contingências	134.306	128.052	174.036
2.02.03.02	Obrigações Estimadas	17.300	15.537	70.140
2.02.04	Dívidas com Pessoas Ligadas	0	0	0
2.02.05	Outros	313.164	353.727	186.183
2.02.05.01	Tributos e Contrib. Sociais Parcelados	9.415	45.651	62.794
2.02.05.02	Concessões a Pagar	92.922	76.725	62.784
2.02.05.03	Benefícios Pós-Emprego	208.827	229.391	0
2.02.05.04	Obrigações Especiais	0	0	56.511
2.02.05.05	Outros	2.000	1.960	4.094
2.03	Resultados de Exercícios Futuros	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/12/2002	4 -31/12/2001	5 -31/12/2000
2.04	Participações Minoritárias	0	0	0
2.05	Patrimônio Líquido	2.760.299	2.943.820	2.432.379
2.05.01	Capital Social Realizado	2.445.766	2.445.766	2.278.704
2.05.02	Reservas de Capital	91.695	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0	0
2.05.03.01	Ativos Próprios	0	0	0
2.05.03.02	Controladas/Coligadas	0	0	0
2.05.04	Reservas de Lucro	222.838	406.359	61.980
2.05.04.01	Legal	37.635	37.635	8.521
2.05.04.02	Estatutária	0	0	0
2.05.04.03	Para Contingências	0	0	0
2.05.04.04	De Lucros a Realizar	0	0	0
2.05.04.05	Retenção de Lucros	185.203	368.724	53.459
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0	0
2.05.04.07	Outras Reservas de Lucro	0	0	0
2.05.05	Lucros/Prejuízos Acumulados	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2002 a 31/12/2002	4 - 01/01/2001 a 31/12/2001	5 - 01/01/2000 a 31/12/2000
3.01	Receita Bruta de Vendas e/ou Serviços	1.437.171	2.170.362	1.123.729
3.01.01	Fornecimento de Energia Elétrica	47.613	14.096	1.973
3.01.02	Suprimento de Energia Elétrica	1.162.351	1.889.133	850.408
3.01.03	Subvenção Combustível - CCC	216.294	258.695	264.626
3.01.04	Serviço Prestado	3.784	3.556	5.919
3.01.05	Venda de Cinzas	4.382	4.328	0
3.01.06	Outras	2.747	554	803
3.02	Deduções da Receita Bruta	(61.896)	(86.794)	(41.084)
3.02.01	Impostos e Contribuições Sobre a Receita	(57.702)	(83.187)	(41.084)
3.02.02	Venda de Cinzas Líquidas de Impostos-CCC	(3.630)	(3.607)	0
3.02.03	Repasse Receita Energia de Antecipação	(564)	0	0
3.03	Receita Líquida de Vendas e/ou Serviços	1.375.275	2.083.568	1.082.645
3.04	Custo de Bens e/ou Serviços Vendidos	(866.209)	(861.880)	(631.091)
3.04.01	Pessoal	(47.083)	(46.933)	(37.573)
3.04.02	Material	(9.138)	(8.218)	(9.865)
3.04.03	Serviço de Terceiro	(26.681)	(21.473)	(16.823)
3.04.04	Combustível p/Prod.Ener. Elétrica-CCC	(216.294)	(258.695)	(264.626)
3.04.05	Combustível p/Prod.Ener.Elétrica-s/subv.	(57.293)	(45.817)	(5.007)
3.04.06	Energia Elétrica Comprada para Revenda	(146.211)	(236.678)	(121.307)
3.04.07	Compensação Financ.p/Utiliz.Rec.Hídricos	(43.810)	(43.748)	(15.010)
3.04.08	Depreciação / Amortização	(181.093)	(168.425)	(145.185)
3.04.09	Uso de Bem Público - UBP	(15.884)	(13.231)	(9.391)
3.04.10	Constituição de Provisões Operacionais	(150.469)	(20.057)	(25.967)
3.04.11	Reversão de Provisões Operacionais	42.220	13.374	26.627
3.04.12	Outras	(14.473)	(11.979)	(6.964)
3.05	Resultado Bruto	509.066	1.221.688	451.554
3.06	Despesas/Receitas Operacionais	(852.094)	(408.646)	(243.008)
3.06.01	Com Vendas	(29.164)	(13.327)	(7.974)
3.06.01.01	Pessoal	(2.796)	(2.618)	(585)
3.06.01.02	Material	(35)	(79)	(1)
3.06.01.03	Serviço Terceiro	(1.211)	(598)	(226)
3.06.01.04	Depreciação / Amortização	(25)	(17)	0
3.06.01.05	Encargo de Uso da Rede Elétrica	(20.216)	(9.455)	(3.438)
3.06.01.06	Outras	(4.881)	(560)	(3.724)
3.06.02	Gerais e Administrativas	(99.825)	(67.864)	(41.608)
3.06.02.01	Pessoal	(22.123)	(20.861)	(27.863)
3.06.02.02	Material	(464)	(318)	(660)
3.06.02.03	Serviço de Terceiro	(16.837)	(11.599)	(9.042)
3.06.02.04	Depreciação / Amortização	(8.759)	(3.584)	(1.231)
3.06.02.05	Constituição de Provisões Operacionais	(30.177)	(48.643)	(92.595)
3.06.02.06	Reversão de Provisões Operacionais	29.523	86.185	133.575

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -01/01/2002 a 31/12/2002	4 -01/01/2001 a 31/12/2001	5 -01/01/2000 a 31/12/2000
3.06.02.07	Previdência Privada - SB 40	(25.428)	(25.882)	(24.431)
3.06.02.08	Indenização Trabalhista	(8.376)	(10.883)	(7.402)
3.06.02.09	Taxa de Fiscalização	(4.878)	(3.713)	(2.924)
3.06.02.10	Contribuição e Doação	(3.372)	(3.292)	(2.061)
3.06.02.11	Outras	(8.934)	(25.274)	(6.974)
3.06.03	Financeiras	(723.105)	(326.899)	(193.426)
3.06.03.01	Receitas Financeiras	25.764	22.506	23.678
3.06.03.01.01	Renda de Aplicações Financeiras	23.286	8.298	5.916
3.06.03.01.02	Variação Monetária	1.352	10.588	1.213
3.06.03.01.03	Outras	1.126	3.620	16.549
3.06.03.02	Despesas Financeiras	(748.869)	(349.405)	(217.104)
3.06.03.02.01	Encargos de Dívidas/Debêntures	(193.537)	(169.986)	(116.626)
3.06.03.02.02	Encargos s/Tributos e Contrib.Sociais	(1.403)	(6.432)	(8.993)
3.06.03.02.03	Variação Monet.s/Empr.Financ./Debêntures	(512.684)	(151.536)	(55.030)
3.06.03.02.04	Variação Monetária - Outras	(18.247)	(2.035)	(11.344)
3.06.03.02.05	Outras	(22.998)	(19.416)	(25.111)
3.06.04	Outras Receitas Operacionais	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	0	(556)	0
3.07	Resultado Operacional	(343.028)	813.042	208.546
3.08	Resultado Não Operacional	(2.745)	303	(377)
3.08.01	Receitas	75	1.930	212
3.08.02	Despesas	(2.820)	(1.627)	(589)
3.09	Resultado Antes Tributação/Participações	(345.773)	813.345	208.169
3.10	Provisão para IR e Contribuição Social	(19.176)	(171.747)	(29.080)
3.10.01	Contribuição Social	(13.428)	(42.253)	(7.752)
3.10.02	Imposto de Renda	(5.748)	(129.494)	(21.328)
3.11	IR Diferido	181.428	(53.544)	(12.174)
3.11.01	Contribuição Social	49.260	(19.356)	(3.627)
3.11.02	Imposto de Renda	132.168	(34.188)	(8.547)
3.12	Participações/Contribuições Estatutárias	0	(5.780)	(4.114)
3.12.01	Participações	0	(5.780)	(4.114)
3.12.02	Contribuições	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0
3.14	Participações Minoritárias	0	0	0
3.15	Lucro/Prejuízo do Exercício	(183.521)	582.274	162.801
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	652.742.193	652.742.193	603.845.254
	LUCRO POR AÇÃO		0,00089	0,00027
	PREJUÍZO POR AÇÃO	(0,00028)		

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -01/01/2002 a 31/12/2002	4 -01/01/2001 a 31/12/2001	5 -01/01/2000 a 31/12/2000

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

08.01 - DEMONSTRAÇÃO DAS ORIGENS E APLICAÇÕES DE RECURSOS CONSOLIDADAS (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2002 a 31/12/2002	4 - 01/01/2001 a 31/12/2001	5 - 01/01/2000 a 31/12/2000
4.01	Origens	631.646	1.740.638	843.889
4.01.01	Das Operações	312.197	852.915	371.886
4.01.01.01	Lucro/Prejuízo do Exercício	(183.521)	582.274	162.801
4.01.01.02	Vls. que não repr. mov. Cap. Circulante	495.718	270.641	209.085
4.01.01.02.01	Depreciação e Amortização	189.877	172.026	146.416
4.01.01.02.02	Juros de Longo Prazo	(18.473)	8.799	12.687
4.01.01.02.03	Variação Monetária de Longo Prazo	473.355	98.789	38.839
4.01.01.02.04	Resultado de Equivalência Patrimonial	0	556	0
4.01.01.02.05	Amortização de Ágio	2.288	2.289	1.144
4.01.01.02.06	(Reversão) Provisão de L. Prazo, Líquida	5.452	(3.965)	(3.687)
4.01.01.02.07	Ativos e Passivos Fiscais Diferidos	(181.605)	53.544	13.265
4.01.01.02.08	Ressarc.Parcial Custo Energia Livre-MAE	22.076	(61.093)	0
4.01.01.02.09	Baixas do Ativo Permanente	2.748	(304)	421
4.01.02	Dos Acionistas	0	167.062	192.727
4.01.02.01	Integralização de Capital	0	167.062	192.727
4.01.03	De Terceiros	319.449	720.661	279.276
4.01.03.01	Ingressos de Novos Financ.de Longo Prazo	165.581	597.215	243.593
4.01.03.02	Debêntures	0	81.900	0
4.01.03.03	Fornecedores	0	3.910	0
4.01.03.04	Realizáveis L.Prazo Transf.p/Circulante	153.796	37.422	35.518
4.01.03.05	Outras	72	214	165
4.02	Aplicações	511.007	816.026	1.400.857
4.02.01	No Realizável a Longo Prazo	16.283	20.782	21.076
4.02.02	Em Investimentos	16	19	309.438
4.02.03	Na aquis.Imob. e Aplicação no Diferido	193.739	378.254	303.622
4.02.04	Em Enc.Efeit.Inflác.C.Prazo Apropr.Imob.	26.628	46.998	38.590
4.02.05	Em Dividendos Prop/Juros Capital Próprio	0	176.300	136.799
4.02.06	Em Exígiveis L.Prazo Transf.p/Circulante	274.341	193.673	258.328
4.02.07	Redução Capital Circ.Líq. Novos Invest.	0	0	333.004
4.03	Acréscimo/Decréscimo no Cap. Circulante	120.639	924.612	(556.968)
4.04	Variação do Ativo Circulante	369.071	802.645	139.021
4.04.01	Ativo Circulante no Início do Exercício	1.087.157	284.512	145.491
4.04.02	Ativo Circulante no Final do Exercício	1.456.228	1.087.157	284.512
4.05	Variação do Passivo Circulante	248.432	(121.967)	695.989
4.05.01	Passivo Circulante no Início Exercício	874.158	996.125	300.136
4.05.02	Passivo Circulante no Final do Exercício	1.122.590	874.158	996.125

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

Vide após o final do parecer a continuação das notas explicativas

PARECER DOS AUDITORES INDEPENDENTES

Aos
Acionistas e Administradores da
Tractebel Energia S.A.
Florianópolis - SC

1. Examinamos os balanços patrimoniais individuais (controladora) e consolidados da Tractebel Energia S.A. e controladas, levantados em 31 de dezembro de 2002 e de 2001, e as respectivas demonstrações do resultado, das mutações do patrimônio líquido (controladora) e das origens e aplicações de recursos correspondentes aos exercícios findos naquelas datas, elaborados sob a responsabilidade de sua administração. Nossa responsabilidade é a de expressar uma opinião sobre essas demonstrações financeiras.

2. Nossos exames foram conduzidos de acordo com as normas brasileiras de auditoria e compreenderam: (a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume das transações e o sistema contábil e de controles internos da Companhia e de suas controladas; (b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e as informações contábeis divulgados; e (c) a avaliação das práticas e das estimativas contábeis mais representativas adotadas pela administração da Companhia e de suas controladas, bem como da apresentação das demonstrações financeiras tomadas em conjunto.

3. Em nossa opinião, as demonstrações financeiras referidas no parágrafo 1 representam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira individual e consolidada da Tractebel Energia S.A. e controladas em 31 de dezembro de 2002 e de 2001, o resultado de suas operações, as mutações de seu patrimônio líquido (controladora) e as origens e aplicações de seus recursos correspondentes aos exercícios findos naquelas datas, de acordo com as práticas contábeis adotadas no Brasil.

4. Conforme detalhado na notas explicativas n°s. 5, 11 e 22 às demonstrações financeiras, em 31 de dezembro de 2002, a Companhia tem registrado, nos ativos circulante e realizável a longo prazo, valores a receber nos montantes de R$470.923 mil e R$30.670 mil, respectivamente, e no passivo circulante, valores a pagar no montante de R$61.649 mil, relativos às transações de venda e compra de energia realizada no âmbito do Mercado Atacadista de Energia Elétrica – MAE, com base em cálculos preparados e divulgados pelo MAE e/ou em estimativa preparada pela Administração quando da falta de disponibilização dessas informações pelo MAE. Esses valores podem estar sujeitos a modificação dependendo de decisão de processos judiciais em andamento movido por empresas do setor, relativos a interpretação das regras do mercado em vigor.

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

A liquidação financeira desses valores, programada para 22 de novembro de 2002, foi postergada em razão de novo acordo entre as empresas do setor e o governo. O sucesso dessa negociação e liquidação depende da capacidade financeira das empresas do setor em honrar seus compromissos.

5. Em 21 de dezembro de 2001, foi editada a Medida Provisória nº. 14, convertida na Lei nº. 10.438, de 26 de abril de 2002, disciplinando, entre outros assuntos, a recomposição, em virtude do racionamento, do equilíbrio econômico-financeiro das empresas geradoras de energia elétrica, garantido nos contratos de concessão. As informações detalhadas e os impactos sobre a situação patrimonial e financeira e no resultado das operações relativos ao Acordo Geral do Setor Elétrico em 31 de dezembro de 2001 e para o ano findo naquela data estão divulgados na nota explicativa nº. 22 às demonstrações financeiras.

6. Conforme descrito na nota explicativa nº. 10 (e) às demonstrações financeiras, a Companhia, baseada em projeções de fluxo de caixa futuro descontado a valor presente, elaboradas internamente, avaliou que alguns ativos não serão recuperados pelas suas operações futuras. A Administração da Companhia entende que esses ativos, em conjunto com os demais ativos operacionais, produzirão fluxo de caixa futuro positivo.

Rio de Janeiro, 20 de janeiro de 2003

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC nº 2 SP 011609/O-8

Celso de Almeida Moraes
Contador
CRC nº SP 124669/S-SC

CONTINUAÇÃO DAS NOTAS EXPLICATIVAS, EM VIRTUDE DA LIMINTAÇÃO DE ESPAÇO NO QUADRO 11.01

NOTA 12 – EMPRÉSTIMOS E FINANCIAMENTOS

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	Controladora					
	2002			2001		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro	78.850	774.396	853.246	42.134	550.288	592.422
Instituições financeiras	14.293	233.615	247.908	6.348	146.632	152.980
	93.143	**1.008.011**	**1.101.154**	**48.482**	**696.920**	**745.402**
Moeda Nacional						
ELETROBRÁS	54.413	374.319	428.732	56.998	428.733	485.731
Instituições financeiras	279.636	57.449	337.085	20	20.000	20.020
Fornecedores	820	-	820	6.705	220	6.925
	334.869	**431.768**	**766.637**	**63.723**	**448.953**	**512.676**
	428.012	**1.439.779**	**1.867.791**	**112.205**	**1.145.873**	**1.258.078**

	Consolidado					
	2002			2001		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro	78.850	774.396	853.246	42.134	550.288	592.422
Instituições financeiras	62.156	711.918	774.074	8.606	391.039	399.645
	141.006	**1.486.314**	**1.627.320**	**50.740**	**941.327**	**992.067**
Moeda Nacional						
ELETROBRÁS	54.413	374.319	428.732	56.998	428.733	485.731
Instituições financeiras	311.026	391.063	702.089	25.595	362.410	388.005
Fornecedores	820	-	820	6.705	220	6.925
	366.259	**765.382**	**1.131.641**	**89.298**	**791.363**	**880.661**
	507.265	**2.251.696**	**2.758.961**	**140.038**	**1.732.690**	**1.872.728**

Mutação dos empréstimos e financiamentos:

	Controladora		Consolidado	
	Circulante	Longo prazo	Circulante	Longo prazo
Saldo em 31.12.2000	**240.676**	**1.144.166**	**591.713**	**1.230.378**
Ingressos	-	69.258	32.803	581.984
Transferências	90.902	(90.902)	118.986	(118.986)
Reescalonamentos	(11.712)	11.712	(14.656)	14.656
Encargos gerados	137.968	-	199.515	-
Variações monetárias geradas	39.583	98.665	46.424	111.684
Ganhos com garantias financeiras	-	(2.711)	-	(2.711)
Amortizações	(372.903)	-	(822.438)	-
Reclassificação Fundação ELOS	(12.309)	(84.315)	(12.309)	(84.315)
Saldo em 31.12.2001	**112.205**	**1.145.873**	**140.038**	**1.732.690**
Ingressos	520.000	45.057	520.000	165.581
Transferências	137.102	(137.102)	211.003	(211.003)
Encargos gerados	153.132	-	213.686	3.880
Variações monetárias geradas	34.622	406.402	34.158	580.999
Ganhos com garantias financeiras	-	(20.451)	-	(20.451)
Amortizações	(529.049)	-	(611.620)	-
Saldo em 31.12.2002	**428.012**	**1.439.779**	**507.265**	**2.251.696**

b) Composição por tipo de moeda estrangeira e indexadores nacionais:

	Controladora					
	2002			2001		
	$	R$ mil	%	$	R$ mil	%
Moeda estrangeira						
Dólar Americano – USD	200.134	707.133	37,85	213.619	495.682	39,40
Libra Esterlina – GBP	20.598	117.284	6,28	24.395	82.302	6,54
Euro – EUR	74.769	276.737	14,82	81.128	167.418	13,31
		1.101.154	**58,95**		**745.402**	**59,25**
Moeda nacional						
IVRRJR (baseado na UFIR)	-	428.732	22,96	-	485.731	38,61
ICF (baseado no IGP-DI)	-	820	0,04	-	6.925	0,55
Não indexado	-	337.085	18,05	-	20.020	1,59
	-	766.637	41,05	-	512.676	40,75
		1.867.791	**100,00**		**1.258.078**	**100,00**

Consolidado

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

	2002			2001		
	$	R$ mil	%	$	R$ mil	%
Moeda estrangeira						
Dólar Americano – USD	349.050	1.233.299	44,70	319.922	742.347	39,64
Libra Esterlina – GBP	20.598	117.284	4,25	24.395	82.302	4,39
Euro – EUR	74.769	276.737	10,03	81.128	167.418	8,94
		1.627.320	58,98		992.067	52,97
Moeda nacional						
IVRRJR (baseado na UFIR)	-	428.732	15,54	-	485.731	25,94
ICF (baseado no IGP-DI)	-	820	0,03	-	6.925	0,37
URTJLP	-	365.004	13,23	-	367.985	19,65
Não indexado	-	337.085	12,22	-	20.020	1,07
		1.131.641	41,02		880.661	47,03
		2.758.961	100,00		1.872.728	100,00

c) Variação das moedas estrangeiras e indexadores:

	%	
Moeda - indexador	**2002**	**2001**
Dólar Americano – USD	52,27	18,67
Libra Esterlina – GBP	68,77	15,36
Euro – EUR	79,35	12,05
IVRRJR (baseado na UFIR)	-	-
ICF (baseado no IGP-DI)	29,95	11,46
URTJLP	3,71	3,35

d) Vencimentos dos empréstimos, financiamentos e encargos a longo prazo:

	Controladora		Consolidado	
	2002	2001	2002	2001
2003	-	107.126	-	152.471
2004	199.736	142.505	265.668	190.147
2005	213.009	152.810	288.534	204.940
2006	221.592	160.212	311.887	219.252
2007	299.508	205.263	388.948	263.903
2008	84.438	63.248	172.643	121.311
De 2009 até 2024	421.496	314.709	824.016	580.666
	1.439.779	1.145.873	2.251.696	1.732.690

e) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Na controladora

Mercado interno

Taxas fixas de 6,00% a 12,00% a.a. (2001, de 6,00% a 12,00% a.a.)
Taxas flutuantes: 26,00% a.a. (2001, não aplicável)

Mercado externo

Taxas fixas de 3,00% a 8,49% a.a. (2001, de 3,00% a 12,50% a.a.)
Taxas flutuantes de 2,22% a 9,99% a.a. (2001, de 2,97% a 12,17% a.a.)

No consolidado

Mercado interno

Taxas fixas de 6,00% a 12,00% a.a. (2001, de 6,00% a 12,00% a.a.)
Taxas flutuantes: 14,00% a 26,00% a.a. (2001, 9,25% a 14,00% a.a.)

Mercado externo

Taxas fixas de 3,00% a 8,49% a.a. (2001, de 3,00% a 12,50% a.a.)
Taxas flutuantes de 2,22% a 9,99% a.a. (2001, de 2,97% a 12,17% a.a.)

NOTA 13 - DEBÊNTURES

a) Companhia Energética Meridional – CEM

Em 19 de maio de 1999, a controlada assinou com o Banco Nacional de Desenvolvimento Econômico e Social – BNDES, Contrato de Subscrição e Integralização de Debêntures, tendo sido subscritas e integralizadas, no período de maio a dezembro de 1999, o montante de 7.773 debêntures, no valor total, atualizado até 31.12.2002, de R$ 97.141 (R$ 93.668 até 31.12.2001).

As debêntures são remuneradas com base na TJLP mais 4% a.a., com pagamento dos juros semestralmente, no período de 01.10.1999 até 01.04.2013.

O montante correspondente à parcela da TJLP que exceder 6% a.a. será capitalizado, incorporando-se ao valor nominal das debêntures.

A amortização do valor nominal das debêntures terá início em 01.10.2003 com vencimento final em 01.04.2013, e ocorrerá semestralmente com base em programação de amortização crescente que varia de 3,0625%, na primeira amortização, a 7,5737% na última parcela, com vencimento em 01.04.2013.

b) Itá Energética S.A. – ITASA

Em 7 de março de 2001, a controlada em conjunto emitiu duas séries de 8.400 debêntures não conversíveis cada uma, para colocação pública, no valor total de R$ 168.000, integralizados em 23 de março de 2001.

As debêntures estão sendo remuneradas com base no IGP-M mais 11,20% a.a., com pagamento dos juros anualmente, sendo os da 1ª série a partir de 1° de dezembro de 2001 até 1° de dezembro de 2013 e os da 2° série a partir de 1° de junho de 2002 até 1° de junho de 2013.

A remuneração passará a ser calculada pelo IGP-M mais juros de 9,4% a.a., a partir de 2 de dezembro de 2003 para a 1ª série e a partir de 2 de junho de 2004 para a 2ª série.

A amortização do valor nominal das debêntures será efetuada em parcelas anuais, sendo que a da 1ª série terá início em 1° de dezembro de 2004 com vencimento final em 1° de dezembro de 2013 e da 2ª série a partir de 1° de junho de 2004 com vencimento final em 1° de junho de 2013.

NOTA 14 - TRIBUTOS E CONTRIBUIÇÕES SOCIAIS PARCELADOS

Composição do saldo atual:

	Controladora					
	2002			2001		
	Parcelas vincendas	Circulante	Longo prazo	Parcelas vincendas	Circulante	Longo prazo
Imposto de Renda Pessoa Jurídica						
Parcelamento em 120 meses	17	**1.177**	**490**	29	**1.107**	**1.568**
COFINS						
Parcelamento em 120 meses	-	-	-	29	6.521	9.239
Parcelamento em 72 meses	-	-	-	34	13.498	24.745
		-	-		**20.019**	**33.984**
PASEP						
Parcelamento em 72 meses	22	**385**	**321**	34	**345**	**633**
INSS						
Parcelamento em 240 meses	122	916	8.398	134	885	8.994
Parcelamento em 96 meses	21	274	206	33	269	472
		1.190	**8.604**		**1.154**	**9.466**
		2.752	**9.415**		**22.625**	**45.651**

O parcelamento de COFINS foi quitado pela Companhia, em 6 parcelas, no período de julho a dezembro de 2002, em conformidade com o artigo 11 da MP nº 38, de 14.05.2002, com dispensa de juros e multas nas condições ali previstas. O valor destes encargos, computado no saldo das parcelas vincendas, era de R$ 17.697 e foi reconhecido no resultado do exercício.

NOTA 15 - OBRIGAÇÕES ESTIMADAS

	Controladora			
	2002			2001
	Circulante	Longo prazo	Total	Total
Provisões trabalhistas	6.928	-	6.928	6.291
Programa de reestruturação	-	-	-	220
Provisão para grandes manutenções	15.889	17.300	33.189	23.660
Provisão bônus gerencial	3.200	-	3.200	2.000
Provisão aquisição energia elétrica	119.226	-	119.226	10.253
Outras	109	-	109	1.029
	145.352	**17.300**	**162.652**	**43.453**

As provisões trabalhistas referem-se às estimativas de 13° salário, férias, gratificação de férias e os respectivos encargos sociais.

Buscando mensurar adequadamente os resultados dos exercícios sociais futuros, a Companhia adota o registro de provisões para grandes manutenções do parque gerador, com base em plano executivo para preservação das condições de operação das usinas.

A provisão para aquisição de energia elétrica refere-se a reajuste extraordinário do preço da energia elétrica a ser concedido à Itasa, para fazer face à sua exposição no MAE, no período de junho de 2001 a fevereiro de 2002, decorrente do Despacho ANEEL n.° 288/2002.

O balanço patrimonial consolidado inclui R$ 39 da ITASA, relativos a provisões trabalhistas (R$ 88 em 2001).

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

NOTA 16 - PROVISÕES PARA CONTINGÊNCIAS

A companhia possui duas notificações do INSS, que estão sendo impugnadas administrativamente e processos judiciais que tramitam em diversas instâncias, que na avaliação dos consultores jurídicos, se revestem de riscos prováveis. Todos esses processos estão provisionados por valores julgados suficientes para cobertura das contingências, conforme abaixo:

	Controladora					
	2002				2001	
	Circulante	Longo Prazo	Total	Depósitos judiciais	Longo prazo	Depósitos judiciais
Trabalhistas						
Vínculo empregatício e reintegração	4.422	13.236	17.658	13.723	18.139	13.031
Periculosidade	216	646	862	516	1.261	928
Jornada de advogado	331	991	1.322	340	3.605	652
Horas in itinere	329	984	1.313	86	1.376	334
Outras	702	2.103	2.805	2.086	2.663	3.253
	6.000	17.960	23.960	16.751	27.044	18.198
Cíveis						
Fornecedores	4.736	22.180	26.916	-	18.208	-
Atingidos pela UHE Itá	2.788	8.726	11.514	-	6.013	-
Danos emergentes e lucros cessantes	621	1.942	2.563	-	3.095	-
Outras	2.428	7.596	10.024	-	4.941	-
	10.573	40.444	51.017	-	32.257	-
Fiscais						
Contribuição Social	-	16.359	16.359	3.584	15.411	1.412
PIS e COFINS	-	50.678	50.678	-	46.994	-
INSS	-	8.865	8.865	4.191	6.346	2.952
	-	75.902	75.902	7.775	68.751	4.364
	16.573	134.306	150.879	24.526	128.052	22.562

A Companhia é parte em processos judiciais que na avaliação dos consultores jurídicos, baseada em experiências com naturezas semelhantes, não apresentam risco provável e, portanto, não foram reconhecidos nas demonstrações financeiras. Os valores envolvidos estão abaixo discriminados:

	2002			2001		
	Risco possível	Risco remoto	Total	Risco possível	Risco remoto	Total
Trabalhistas	4.039	7.108	11.147	6.064	9.399	15.463
Cíveis	8.145	-	8.145	-	-	-
	12.184	7.108	19.292	6.064	9.399	15.463

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

NOTA 17 – CONCESSÕES A PAGAR

A controlada Companhia Energética Meridional – CEM pagará à União pela outorga da concessão para exploração do potencial de energia hidráulica do aproveitamento hidrelétrico Cana Brava, os valores abaixo indicados, em parcelas mensais equivalentes a 1/12 (um doze avos) dos respectivos valores de pagamento anual, com atualização baseada na variação anual do Índice Geral de Preços – Mercado – IGP-M:

Ano	Início de pagamento	Valor anual	Valor total
1°	-	1	1
2° ao 6°	-	-	-
7° ao 25°	30.08.2004	680	12.920
26° ao 35°	30.08.2023	61.280	612.800
			625.721

O fluxo de pagamento acima está previsto na Cláusula Sexta do Contrato de Concessão. Buscando refletir adequadamente, no patrimônio, a outorga onerosa da concessão e a respectiva obrigação perante a União, a CEM registrou o seu valor no ativo intangível e no passivo exigível a longo prazo, que corresponde a R$ 92.922, em 31.12.2002 (R$ 76.725, em 31.12.2001).

Considerando que os valores contratuais estão a preços futuros, a CEM procedeu ao seu ajuste a valor presente com base na taxa de desconto de 10% a.a., prevista no Edital de Concorrência n° 04/97 para a licitação da referida concessão. Até a entrada em operação comercial da usina Cana Brava, a atualização do passivo em função da taxa de desconto e da variação do IGP-M foi capitalizada no ativo intangível e, a partir daí, reconhecida diretamente no resultado (Ver Nota 10).

NOTA 18 – BENEFÍCIOS PÓS-EMPREGO

Os passivos atuariais da Companhia são reavaliados anualmente, por atuário independente, em consonância com os procedimentos estabelecidos através da Deliberação CVM n° 371, de 13.12.2000, que aprovou o pronunciamento do IBRACON sobre a contabilização de benefícios a empregados. Este procedimento foi implementado na Companhia no exercício de 2001 e o passivo atuarial, líquido dos efeitos fiscais, foi reconhecido, naquele exercício, como ajuste de exercícios anteriores, conforme facultava a mencionada Deliberação.

Os benefícios pós-emprego mantidos pela Companhia são os seguintes:

a) Plano de Benefícios de Previdência Complementar
A Companhia é uma das patrocinadoras da Fundação Eletrosul de Previdência e Assistência Social – ELOS, entidade sem fins lucrativos que tem por objetivo básico a complementação de aposentadoria a seus participantes. A relação entre as patrocinadoras da ELOS é de não solidariedade, isto é, cada patrocinadora é responsável pelas obrigações contratadas pela Fundação com os participantes e dependentes a ela vinculados.

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

A ELOS administra um Plano de Benefícios do tipo benefício definido, com regime financeiro de capitalização para os benefícios de aposentadoria e pensão e repartição simples para os auxílios, a seguir especificados:

- Complementação de aposentadoria por tempo de serviço;
- Complementação de aposentadoria por invalidez;
- Complementação de aposentadoria por idade;
- Complementação de aposentadoria especial e de ex-combatente;
- Complementação de pensão;
- Complementação de auxílio reclusão; e
- Auxílio funeral.

O benefício de aposentadoria, reajustado anualmente pelo INPC, consiste, basicamente, na diferença entre a média dos últimos 36 meses de salário de contribuição do empregado para a ELOS e o valor da aposentadoria paga pelo INSS.

O custeio do Plano de Benefícios é coberto por contribuições dos participantes e da patrocinadora. A contribuição da Companhia correspondente a duas vezes a contribuição de seus empregados. Adicionalmente, a Companhia contribui com 1,7825% da folha de salários (percentual ajustado mensalmente em função da oscilação do número de empregados) para fins de amortização de reservas relativas a tempo de serviço passado por ela reconhecido, reavaliadas atuarialmente, cujo compromisso encerra-se em dezembro de 2023. O valor dessas contribuições em 2002 foi de R$ 6.202 (R$ 5.730 em 2001).

A Companhia é responsável pelo custeio de 57% do valor das despesas administrativas da ELOS, as quais são limitadas em 15% do total das receitas previdenciais. A parcela restante, de 43%, é custeada pelo Plano de Benefícios da outra patrocinadora. O valor de responsabilidade da Companhia em 2002 foi de R$ 1.544 (R$ 1.279 em 2001).

Em 18.11.2000, a Companhia enviou correspondência à Fundação ELOS, comunicando sua decisão de rescindir o Convênio de Adesão celebrado com aquela Fundação em 30.04.1998, com transferência do plano de benefícios para uma nova entidade fechada de previdência complementar. Dando curso ao processo, a Secretaria de Previdência Complementar – SPC, através da Portaria nº 991, de 13.09.2002, autorizou o funcionamento da PREVIG – Sociedade de Previdência Complementar, que será patrocinada pela Companhia e, em 04.10.2002, através do Ofício nº 1755/SPC/GAB/COA, aprovou a rescisão do mencionado Convênio de Adesão, com transferência de gerenciamento do plano de benefícios para a PREVIG. O Estatuto e o Regulamento do Plano de Benefícios da PREVIG são os mesmos adotados pela Fundação ELOS, mantendo-se, assim, todos os direitos e obrigações da Patrocinadora e dos Participantes. Em virtude de ações judiciais impetradas por entidades sindicais e associação de aposentados, até o encerramento do exercício de 2002 as reservas matemáticas e respectivos ativos garantidores não haviam sido transferidos da ELOS para a PREVIG.

b) Gratificação por Confidencialidade
Consiste no pagamento de uma remuneração ao empregado da carreira gerencial, por ocasião do término do seu vínculo empregatício.

A conciliação dos passivos decorrentes de benefícios pós-emprego, reconhecidos nas demonstrações financeiras da Companhia é a seguinte:

	2002		2001	
	Plano de Aposenta-doria	**Gratificação Confiden-cialidade**	**Plano de Aposenta-doria**	**Gratificação Confiden-cialidade**
Valor presente das obrigações atuariais total ou parcialmente cobertas	898.112	-	753.388	-
Valor justo do ativo	(538.397)	-	(483.527)	-
Valor presente das obrigações atuariais totalmente descobertas	-	946	-	657
Subtotal	359.715	946	269.861	657
Valor líquido das perdas atuariais não reconhecidas no balanço	(107.295)	(213)	-	-
Passivo reconhecido no balanço	**252.420**	**733**	**269.861**	**657**

O valor das perdas atuariais excedente a 10% do valor presente das obrigações atuariais será amortizado anualmente, de forma linear, pelo período de, aproximadamente, 13 anos, que corresponde ao tempo médio remanescente de trabalho estimado para os empregados participantes do plano.

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

Parte do passivo atuarial está coberta por obrigações contratadas com a Fundação, que estão classificadas na conta "benefícios pós-emprego". A composição do passivo nas demonstrações financeiras é a seguinte:

	2002			2001
	Circulante	Longo prazo	Total	Total
Obrigações contratadas				
Contrato de confissão de dívidas passadas, incluindo despesas administrativas	15.066	85.342	100.408	96.624
Cobertura dos custos relativos à conversão de aposentadoria especial em aposentadoria por tempo de serviço (SB-40) e contribuição suplementar	29.260	39.410	68.670	81.961
Passivo atuarial não contratado	-	84.075	84.075	91.933
	44.326	208.827	253.153	270.518

A movimentação do passivo atuarial, reconhecida no balanço patrimonial do exercício de 2002, está resumida a seguir:

	Plano de Aposentadoria	Gratificação de Confidencialidade	Total
Passivo em 31.12.2001	**269.861**	**657**	**270.518**
Despesas do exercício de 2002	28.979	106	29.085
Contribuições reais da Cia. no ano de 2002	(46.420)	-	(46.420)
Benefícios pagos pela Cia. no ano de 2002	-	(30)	(30)
Passivo em 31.12.2002	252.420	733	253.153

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

Os valores a serem reconhecidos no resultado do exercício de 2003 são os seguintes:

	Plano de Aposentadoria	Gratificação de Confidencialidade	Total
Custo do serviço corrente	6.387	54	6.441
Custo dos juros	86.874	84	86.958
Rendimento esperado do ativo do plano	(52.974)	-	(52.974)
Amortização de perdas atuariais	1.302	9	1.311
Contribuição dos empregados	(2.514)	-	(2.514)
Total	**39.075**	**147**	**39.222**

Conforme estabelece a Deliberação CVM nº 371/00, na apuração da obrigação atuarial foi utilizado o "Método da Unidade de Crédito Projetada".

As premissas atuariais utilizadas na avaliação dos benefícios estão descritas a seguir:

Hipóteses Econômicas (nominais)
Taxa de desconto - 10 % a. a.
Taxa de retorno esperado dos ativos - 10 % a. a.
Crescimento salarial futuro
- Participante ativo - 7 % a. a.
- Participante auto-patrocinado - 4 % a. a.

Crescimento dos benefícios da previdência social - 4 % a. a.
Inflação - 4 % a. a.
Fator de capacidade
- Salários - 98 %
- Benefícios - 98 %

Hipóteses Demográficas
Tábua de Mortalidade (ativos) - GAM 1971 (em 2001, GAM 1971 modificada)
Tábua de Mortalidade de Inválidos - RRB 1944
Tábua de Entrada em Invalidez - RRB 1944
Tábua de Rotatividade - Experiência Towers Perrin
Idade de Aposentadoria - Primeira idade de elegibilidade
% de participantes ativos casados na data da aposentadoria - 95%
Diferença de idade entre participante e cônjuge - Esposas são 4 anos mais jovens que maridos

Outras Hipóteses
% de participantes com direito à conversão de aposentadoria especial em aposentadoria por tempo de serviço (SB-40), que optarão pela conversão - 100%
Fator de conversão do SB40 - 140%

NOTA 19 - PASSIVO FISCAL DIFERIDO

Encontram-se registrados nesta rubrica o imposto de renda e a contribuição social sobre o lucro líquido calculados sobre a provisão de venda de energia elétrica no âmbito do MAE, no valor de R$ 501.593, correspondente ao período de setembro de 2000 a dezembro de 2002, a qual está sendo considerada diferença temporária para fins fiscais (Ver Notas 7 e 22).

NOTA 20 - PATRIMÔNIO LÍQUIDO

a) Capital social autorizado

A Companhia está autorizada a aumentar o seu capital social até o limite de R$ 4.500.000, independentemente de reforma estatutária.

b) Capital social e dividendos

O capital social da Companhia, em 31 de dezembro de 2002, é de R$ 2.445.766, e está representado por 652.742.193.511 ações, sendo 464.052.075.236 ações ordinárias, 75.069.876 ações preferenciais da classe A e 188.615.048.399 ações preferenciais da classe B, todas sem valor nominal. O valor patrimonial da ação por lote de mil, em 31 de dezembro de 2002 é de R$ 4,23 (R$ 4,51 em 31.12.2001).

As ações preferenciais não garantem direito a voto e não são conversíveis em ações ordinárias. Essas ações têm prioridade na distribuição de dividendos, à razão de 8%, no caso das ações classe "A" e de 6%, para as de classe "B", calculados sobre o capital social das respectivas classes de ações, dividendos esses a serem entre elas rateados igualmente. Para ambas as classes de ações, o dividendo será calculado à razão de 3% do valor do patrimônio líquido a elas correspondente, caso tais dividendos sejam maiores que os calculados com base nas taxas retro mencionadas.

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

O quadro societário da Companhia, em 31.12.2002, está assim constituído:

	% do Capital			
Acionistas	**ON**	**PNA**	**PNB**	**Total**
Tractebel EGI South America Ltda.	80,42	29,50	73,16	78,32
União	3,33	-	0,89	2,62
Fundo Nacional de Desestatização – FND	0,51	-	-	0,36
Banco Nac. de Desenv. Econ. e Social –	3,01	-	9,54	4,90
Outros	12,73	70,50	16,41	13,80
	100,00	100,00	100,00	100,00

	Controladora	
	2002	**2001**
c) Composição das reservas		
Reserva de Capital		
Remuneração de bens e direitos constituídos com capital próprio	91.695	91.695
Reservas de Lucros		
Reserva legal	37.635	37.635
Reserva de retenção de lucros	185.203	368.724
	222.838	406.359

NOTA 21 - DETALHAMENTO DOS GASTOS OPERACIONAIS POR NATUREZA

	Controladora					
	2002					2001
	Custos		*Despesas*			
	Produção	**Serviços Prestados**	**Despesas com Vendas**	**Gerais e Administrativas**	**Total**	**Total**
Pessoal	42.473	4.402	2.796	21.202	70.873	68.692
Material	8.107	123	35	460	8.725	8.577
Serviço de terceiro	23.586	1.977	1.211	16.323	43.097	31.558
Combustível p.produção energia – CCC	216.294	-	-	-	216.294	258.695
Combustível p.produção energia – sem subvenção	57.293	-	-	-	57.293	45.817
Compensação financeira pela utilização de recursos hídricos	36.768	-	-	-	36.768	38.987
Encargos de uso da rede elétrica	-	-	7.627	-	7.627	3.713
Uso de bem público - UBP	15.884	-	-	-	15.884	13.231
Depreciação e amortização	157.108	-	25	1.482	158.615	156.866
Constituição de provisões operacionais	150.469	-	-	30.177	180.646	68.700
Reversão e constituição de provisões operacionais	(42.220)	-	-	(29.523)	(71.743)	(99.559)
Previdência privada – SB-40	-	-	-	25.428	25.428	25.882
Indenizações trabalhistas	-	-	-	8.376	8.376	10.883
Taxa de fiscalização	-	-	-	4.878	4.878	3.713
Contribuições e doações	-	-	-	3.372	3.372	3.292
Outras despesas	13.028	281	4.865	5.987	24.161	26.771
	678.790	6.783	16.559	88.162	790.294	665.818

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

	Consolidado					
	2002					2001
	Custos		Despesas			
	Produção	Serviços Prestados	Despesas com Vendas	Gerais e Administrativas	Total	Total
Pessoal	42.681	4.402	2.796	22.123	72.002	70.412
Material	9.015	123	35	464	9.637	8.615
Serviço de terceiro	24.704	1.977	1.211	16.837	44.729	33.670
Combustível p.produção energia – CCC	216.294	-	-	-	216.294	258.695
Combustível p.produção energia – sem subvenção	57.293	-	-	-	57.293	45.817
Compensação financeira pela utilização de recursos hídricos	43.810	-	-	-	43.810	43.748
Encargos de uso da rede elétrica	-		20.216		20.216	9.455
Uso de bem público - UBP	15.884	-	-	-	15.884	13.231
Depreciação e amortização	181.093		25	8.759	189.877	172.026
Constituição de provisões operacionais	150.469	-	-	30.177	180.646	68.700
Reversão e constituição de provisões operacionais	(42.220)	-	-	(29.523)	(71.743)	(99.559)
Previdência privada – SB-40	-	-	-	25.428	25.428	25.882
Indenizações trabalhistas	-	-	-	8.376	8.376	10.883
Taxa de fiscalização	-	-	-	4.878	4.878	3.713
Contribuições e doações	-	-	-	3.372	3.372	3.292
Outras despesas	14.192	281	4.881	6.646	26.000	35.524
	713.215	**6.783**	**29.164**	**97.537**	**846.699**	**704.104**

NOTA 22 – TRANSAÇÕES DE COMPRA E VENDA NO ÂMBITO DO MERCADO ATACADISTA DE ENERGIA ELÉTRICA – MAE

Em 13.03.2002, o MAE divulgou a melhor estimativa dos valores decorrentes das transações de compra e venda de energia elétrica ocorridas no âmbito daquele mercado, no período de janeiro a dezembro de 2001, de forma a possibilitar, aos agentes, o reconhecimento de tais transações em suas demonstrações financeiras referentes ao exercício de 2001. Essas transações representaram, para a Companhia, ativos de R$ 833.642 e passivos de R$ 88.847.

Naquela oportunidade, a Agência Nacional de Energia Elétrica – ANEEL ratificou os valores apurados pelo MAE e os considerou adequados para serem reconhecidos contabilmente pelas empresas do setor elétrico e, com o objetivo de harmonizar os procedimentos entre os agentes, no que respeita ao cumprimento do regime de competência, determinou que todas as empresas provisionassem os valores divulgados, os quais, somados às estimativas para os meses de setembro a dezembro de 2000, anteriormente divulgados, resultaram, para a Companhia, no reconhecimento de ativos no valor de R$ 838.721 e de passivos de R$ 89.674, em contrapartida no resultado do exercício de 2001.

Ao longo do exercício de 2002, o MAE divulgou os novos valores a serem utilizados para fins de liquidação financeira, referentes ao período de setembro de 2000 a dezembro de 2001. As diferenças verificadas entre estes novos valores e aqueles provisionados por estimativa em dezembro de 2001, referentes ao mencionado período, resultaram em R$ 13.598 e foram reconhecidas no resultado deste exercício, conforme abaixo demonstrado:

	Ativo	Passivo
Valores para liquidação	740.243	4.794
Valores anteriormente estimados	838.721	89.674
Diferenças	**(98.478)**	**(84.880)**

Os valores referentes às transações ocorridas no período de janeiro a novembro de 2002 foram provisionados com base nos números divulgados pelo MAE, os quais totalizaram R$ 53.329 e R$ 88.249, referentes a vendas e compras, respectivamente. Tendo em vista que até o fechamento das demonstrações financeiras o MAE não havia divulgado os números referentes ao mês de dezembro de 2002, a Companhia provisionou o valor de R$ 8.155 relativo a compra, apurado por estimativa de sua área técnica.

Nos valores retro informados está incluído o direito de ressarcimento de energia livre a que a Companhia faz jus, no total de R$ 39.016, a ser recebido das concessionárias distribuidoras em um prazo médio de 72 meses, conforme definido na Resolução ANEEL n.º 484/02. Este valor é resultante das disposições da Lei n.º 10.438/02 que, ao tratar da Recomposição Tarifária Extraordinária – RTE, estabeleceu, em seu artigo 2º, que as despesas com a compra de energia livre no âmbito do MAE realizadas pelas empresas de geração durante o período de racionamento (junho de 2001 a fevereiro de 2002), em virtude da redução da geração nas usinas consideradas nos denominados contratos iniciais e equivalentes, seriam incluídas nas tarifas das distribuidoras, as quais deverão ressarcir às geradoras o valor correspondente à diferença entre o preço praticado no MAE e o valor de R$ 49,26 MWh. Os valores do direito de ressarcimento serão pagos diretamente

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

pelas distribuidoras e não farão parte, portanto, do processo de liquidação financeira admininstrado pelo MAE.

A liquidação financeira das transações ocorridas no período de setembro de 2000 a setembro de 2002 estava prevista para o dia 22.11.2002, mas foi postergada em razão de novo acordo realizado entre as empresas do setor e o Governo Federal. Em decorrência desse acordo a ANEEL expediu a Resolução n.° 763, de 20.12.2002, autorizando o MAE a realizar a liquidação financeira de 50% dos valores correspondentes ao período de setembro de 2000 a dezembro de 2002, ficando a liquidação do valor remanescente condicionada à auditoria prevista na Convenção do Mercado, instituída na Resolução ANEEL n.° 102/02, a qual abrangerá 100% dos valores contabilizados (apurados), conforme o cronograma a ser divulgado pelo MAE.

Em 30.12.2002, foi realizada a liquidação financeira de 50% dos valores pertinentes ao período de setembro 2000 a setembro de 2002, ficando programada para o primeiro bimestre de 2003, a liquidação referente aos meses de outubro a dezembro de 2002. A Companhia recebeu o valor de R$ 123.587, correspondente a 45% de seu saldo líquido a receber, conforme abaixo demonstrado:

Período de setembro 2000 a setembro de 2002:	
Valor líquido entre venda e compra na Companhia	671.736
Ajustes efetuados pelo MAE – ações judiciais	(122.522)
	549.214
Valor para liquidação (50%)	274.607
Inadimplências	(116.607)
Rateio de depósito judicial de agente reclamante	(34.413)
Valor da liquidação	**123.587**

De acordo com as regras definidas para a liquidação financeira, as inadimplências serão objeto de negociação bilateral entre os agentes credores e devedores.

Os valores das transações realizadas no âmbito do MAE podem estar sujeitos a modificação dependendo de decisão dos processos judiciais em andamento, impetrados por empresas do setor, relativos a interpretação das regras do mercado em vigor. Essas empresas obtiveram liminar que torna sem efeito o Despacho ANEEL n.° 288, de 16.05.2002, que teve como objetivo o esclarecimento às empresas do setor sobre o tratamento e a forma de aplicação de determinadas regras de contabilização do MAE, incluídas no Acordo Geral do Setor Elétrico. Desta forma, e considerando, ainda, que os valores referentes às transações no âmbito do MAE serão objeto de auditoria e, portanto, estão sujeitos a alterações, o saldo indisponível temporariamente para liquidação financeira foi mantido como diferenças temporárias para fins de tributação do imposto de renda e da contribuição social sobre o lucro líquido. Os correspondentes ativo e passivo fiscais diferidos estão demonstrados, respectivamente, nas Notas 7 e 19.

NOTA 23 - INSTRUMENTOS FINANCEIROS

a) Gestão de risco

a.1) Risco de Mercado

A utilização de instrumentos financeiros, pela Companhia, tem como objetivo proteger seus ativos e passivos, minimizando a exposição a riscos de mercado, principalmente no que diz respeito às oscilações de taxas de juros, índices de preços e moedas. Estes riscos são monitorados pelo Comitê de Gestão Financeira, que periodicamente avalia a exposição da Companhia e propõe estratégias operacionais, sistema de controle, limites de posição e limites de crédito com os demais parceiros do mercado.

A Companhia tem registrado em seus livros operações de swap de taxa de juros no mercado internacional ficando passiva à taxa fixa média de 5,272% a.a. e ativa em Libor US$ seis meses, com início de fluência em 15.10.2001 e término em 15.04.2006, com valor de principal inicial de US$ 17.567, equivalente a R$ 62.069 em 31.12.2002, amortizado semestralmente a partir de 15.04.2003. No exercício de 2002, esta operação gerou despesa de R$ 1.482 (R$ 271 em 2001), devidamente reconhecida nas demonstrações financeiras.

a.2) Risco de Crédito

Nos contratos bilaterais de longo prazo (contratos iniciais) de compra e venda de energia, a Companhia busca minimizar o risco de crédito com seus clientes através da utilização de um mecanismo de constituição de garantias envolvendo os recebíeis de seus clientes. Este mecanismo já se mostrou eficaz quando houve necessidade de utilizá-lo, evitando prejuízos à Companhia.

Nas operações no mercado financeiro, a Companhia também possui limites de crédito com as instituições financeiras, os quais são revisados periodicamente pelo seu Comitê de Gestão Financeira.

b) Valor de mercado

Nas operações envolvendo instrumentos financeiros, somente nos empréstimos e financiamentos foram identificadas diferenças significativas entre os valores de mercado e os valores contábeis, principalmente em virtude de estes instrumentos financeiros possuírem prazos de liquidação bastante alongados e custos significativamente baixos em relação às taxas praticadas atualmente para contratos similares. Na determinação dos valores de mercado, a administração da Companhia utilizou fluxos de caixa futuros descontados a taxas julgadas adequadas para operações semelhantes, ou cotações do mercado internacional quando disponíveis.

	Controladora			
	2002		2001	
	Contábil	**Mercado**	**Contábil**	**Mercado**
Empréstimos e encargos em moeda estrangeira	1.101.154	943.396	745.402	666.319
Empréstimos e encargos em moeda nacional	766.637	748.999	512.676	490.896
	1.867.791	**1.692.395**	**1.258.078**	**1.157.215**

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

NOTA 24 – TRANSAÇÕES COM PARTES RELACIONADAS

As transações com partes relacionadas, abaixo demonstradas, foram praticadas a valores, prazos e encargos usuais de mercado.

	Controladora						
	2002						2001
	Tractebel EGI Ltda.	Tractebel Power	Tractebel N.V.	Cia Energética Meridional	Itá Energética S.A.	Total	Total
Ativo							
Contas a receber	515	-	-	162	2.089	2.766	1.721
Passivo							
Fornecedores	-	289	-	19.008	5.175	24.472	9.185
Resultado							
Receita operacional							
Receitas serviços							
Administração	-	-	-	316	-	316	316
Operação e manutenção	-	-	-	1.015	6.233	7.248	6.142
Despesa operacional							
Compra energia	-	-	-	30.882	115.281	146.163	94.787
Financeiro							
Receita	143	-	-	-	-	143	-
Despesa	-	-	4.752	-	-	4.752	18.344

A Companhia possui contratos com sua controlada Companhia Energética Meridional – CEM e controlada em conjunto Itá Energética S. A. – ITASA, a seguir especificados:

- **Companhia Energética Meridional – CEM**

  Contrato firmado em 09.04.1999, aditado em 15.04.1999 e 09.11.2002, com vigência por prazo indeterminado, que tem por finalidade a prestação de serviços de administração operacional, em virtude da CEM não possuir quadro próprio de empregados. O valor contratual é reajustado anualmente pelo IGP-M.

  Contrato de Compra e Venda de Energia Elétrica, firmado em 05.01.2001, aditado em 06.03.2001 e 09.08.2002, com vigência até 2015, para aquisição da energia elétrica produzida na UHE Cana Brava. O contrato estabelece a aquisição, pela Companhia, nos montantes anuais de 1.125.616 MWh, 2.189.036 MWh e 2.395.903 MWh, a partir dos meses de outubro de 2002, novembro de 2002 e dezembro de 2002, respectivamente. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato de Operação e Manutenção da UHE Cana Brava, celebrado em 05.01.2001, aditado em 09.03.2001 e 01.06.2002, com vigência até o término da concessão da usina e valores reajustáveis anualmente pelo IGP-M, através do qual a Companhia se obriga a operar e efetuar as manutenções do empreendimento.

- **Itá Energética S. A. – ITASA**

  Contrato de Prestação de Serviços de Operação e Manutenção da Usina Hidrelétrica ITÁ, pela Companhia, celebrado, no âmbito do Consórcio Itá, em 11.09.1998, com vigência até 16.10.2030, cujos valores são reajustáveis anualmente pelo índice IGP-M.

  Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.01.2001, com o objetivo de regular a compra, pela Companhia, de 61 MW médios de energia de propriedade da ITASA na Usina Hidrelétrica Itá, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030, reajustado anualmente pela variação do dólar mais inflação norte americana.

  Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.01.2001, com o objetivo de regular a compra, pela Companhia, de 167 MW médios de energia de propriedade da ITASA na Usina Hidrelétrica Itá, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030, reajustado anualmente pelo IGP-M.

Em 02.05.2002, a Companhia celebrou contrato com a Tractebel S.A., sua controladora indireta, com sede em Bruxelas, Bélgica, cujo objeto é a prestação de serviços de consultoria em assuntos específicos por parte daquela empresa. A contratação foi aprovada por unanimidade pelos acionistas minoritários da Companhia, em AGE realizada em 29.04.2002, tendo o acionista controlador renunciado ao direito de voto. O prazo do contrato é de 36 meses, condicionada a sua revalidação, pelos acionistas minoritários, a cada período de 12 meses, em Assembléia convocada para este fim. O referido contrato encontra-se em processo de aprovação pela ANEEL e não houve pagamentos no exercício de 2002, sob o seu amparo.

NOTA 25 – GARANTIAS A TERCEIROS

A Companhia e demais acionistas da ITASA são intervenientes nos contratos firmados entre a investida e o BNDES e outros agentes financeiros, vinculados à construção da UHE Itá. As intervenientes deram, em caução, a totalidade das ações de emissão da ITASA, de suas propriedades, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida em 31.12.2002 totaliza R$ 716.889 (R$ 736.834 em 31.12.2001).

A ITASA, para assegurar o pagamento das obrigações decorrentes dos contratos acima citados, deu as seguintes garantias ao BNDES e aos Agentes Financeiros: a) Penhor de Direitos Emergentes da Concessão para a exploração da UHE Itá; e b) Penhor de Direitos Creditórios decorrentes dos Contratos de Compra e Venda de Energia Elétrica celebrados com suas investidoras.

A Companhia é interveniente no Contrato de Subscrição e Integralização de Debêntures não Conversíveis em Ações nº 98.2.654.3.1, no Contrato de Financiamento Mediante Abertura de Crédito nº 98.2.654.3.2 e no Contrato de Financiamento Mediante Abertura de Crédito nº 98.2.654.3.3, celebrados entre a controlada CEM e o BNDES, os dois primeiros em 19.05.1999, e

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

aditados em 25.05.1999, e o último em 05.04.2000, tendo assumido as seguintes principais obrigações em relação aos contratos:

garantir o pagamento antecipado nas seguintes hipóteses exclusivas: a) de extinção da concessão por motivo imputável à CEM, aos intervenientes ou suas controladas, coligadas ou controladoras; e b) celebração de acordo com o Poder Concedente pela CEM, pelos intervenientes ou por qualquer uma de suas controladas, coligadas ou controladoras, visando à extinção da concessão;

ceder ao BNDES quaisquer valores resultantes de indenização recebida em função da extinção da concessão da UHE Cana Brava, pelo Poder Concedente.

Além das obrigações acima especificadas, a Companhia deu ao BNDES, em caução, a totalidade das ações de sua propriedade, representativas do capital social da CEM, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida em 31.12.2002 totaliza R$ 737.559 (R$ 443.895 em 31.12.2001).

A CEM cedeu os recebíveis decorrentes da geração e comercialização proveniente da Usina Hidrelétrica Cana Brava, em garantia de pagamento de seus empréstimos e financiamentos.

NOTA 26 - SEGUROS

A Companhia possui apólice de seguros abrangente de riscos operacionais com valor declarado para danos materiais de US$ 3.581.997, equivalentes a R$ 12.656.270 em 31.12.2002, e de lucro cessante com valor declarado de US$ 555.666, equivalentes a R$ 1.963.335 em 31.12.2002. O limite máximo combinado para indenização de danos materiais e lucros cessantes é de US$ 200.000, equivalentes a R$ 706.660 em 31.12.202, por evento. Além dessa cobertura, a Companhia possui apólices de responsabilidade civil com cobertura de US$ 2.000 (1° risco) e US$ 48.000 (2° risco), equivalentes a R$ 176.665 em 31.12.2002. Estas apólices incluem a UHE Itá, construída em consórcio com a controlada em conjunto ITASA.

A controlada CEM detém seguro para cobertura de todos os riscos envolvidos no projeto Cana Brava. As importâncias seguradas dos principais itens, com vigência de 31.05.1999 a 15.01.2003, para os riscos de engenharia e de perda de resultado antecipado são de R$ 582.699 e R$ 340.638, respectivamente. A apólice garante, ainda, a cobertura, pelo período de dois anos após a entrada em operação da 3ª unidade da usina prevista para 15.01.2003, para riscos de operação e para os riscos de interrupção de negócio nos valores de R$ 582.699 e de R$ 340.638, respectivamente.

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

DIRETORIA EXECUTIVA

Manoel Arlindo Zaroni Torres
Diretor Presidente

Marc Jacques Zelie Verstraete
Diretor Financeiro e de Relações com Investidores

Miroel Makiolke Wolowski
Diretor de Comercialização e Negócios

José Carlos Cauduro Minuzzo
Diretor de Produção de Energia

Roberto Dorval Quadros
Diretor de Implantação de Projetos

Luciano Flávio Andriani
Diretor Administrativo

Marco Antonio Amaral Sureck
Diretor de Planejamento e Controle

DEPARTAMENTO DE CONTABILIDADE

Waltamir Barreiros
Contador – CRC SC 008283.O-8

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

RELATÓRIO DE ADMINISTRAÇÃO 2002

Senhores acionistas,

A Administração da Tractebel Energia S.A. tem a satisfação de apresentar o seu Relatório Anual da Administração e as Demonstrações Financeiras relativas ao exercício de 2002, acompanhadas do parecer dos Auditores Independentes. Toda a documentação relativa às contas apresentadas está à disposição dos senhores acionistas, a quem a Diretoria Executiva sentir-se-á honrada em prestar os esclarecimentos adicionais necessários.

APRESENTAÇÃO

No exercício de 2002 a Tractebel Energia concretizou vários projetos que resultaram em um aumento de 902 MW em seu parque gerador, passando a dispor de uma capacidade de fornecimento comercial de 6.173 MW. Fruto dos investimentos realizados, o crescimento da capacidade da Companhia, desde a privatização em 1998, foi de 65%.

Em fevereiro entrou em operação, com sete meses de antecipação em relação ao cronograma inicial, a Usina Hidrelétrica Machadinho, com capacidade instalada de 1.140 MW. Situada na divisa dos estados do Rio Grande do Sul e de Santa Catarina, essa unidade foi construída em consórcio com outras grandes empresas e tem sua operação e manutenção sob responsabilidade da Tractebel Energia, que detém aproximadamente 17% do empreendimento.

Em maio foi inaugurada, com seis meses de antecedência em relação à data prevista no cronograma original da obra, a Usina Hidrelétrica Cana Brava, com capacidade instalada de 450 MW. Esta usina, o primeiro investimento da Tractebel Energia no estado de Goiás, atende aos objetivos de atuar em todo o País e de mitigar riscos hidrológicos, através da diversificação dos seus empreendimentos entre as várias bacias hidrográficas.

Em julho foi concluída a ampliação da Usina Termelétrica William Arjona, elevando sua capacidade instalada de 120 para 190 MW. Situada no estado de Mato Grosso do Sul, a usina é composta por cinco conjuntos turbogeradores e utiliza como combustível o gás natural proveniente da Bolívia.

A conclusão desses empreendimentos consolida a Tractebel Energia como a maior geradora privada de energia do País e traduz a confiança de seus controladores no Brasil.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Contribuir com o desenvolvimento dos países onde atua e ser um parceiro confiável de longo prazo têm caracterizado as ações do Grupo SUEZ, com sede na França e Bélgica, porém com atuação em todo o mundo. Fornecendo o que é essencial à vida, como distribuição e tratamento de água, tratamento de resíduos e soluções em energia, o Grupo SUEZ contribui para gerar empregos, saúde, educação e bem-estar nos locais onde atua, melhorando a qualidade de vida de milhões de pessoas.

Para melhor identificar nossa Empresa, em função da ampliação de sua área de atuação para todo o País, e também referendar a marca mundial do Grupo a que pertence, efetuamos no mês de fevereiro a alteração de nossa denominação social, de Centrais Geradoras do Sul do Brasil S.A. - Gerasul, nome que possuía na data da privatização, para Tractebel Energia S.A.

Essa alteração não apenas tem melhorado a inserção da Companhia no mercado, através do fortalecimento da credibilidade que a nova marca lhe confere, como ampliou sua sinergia com as demais empresas do Grupo no Brasil. A nova marca facilitou a identificação dos diversos serviços prestados pelo Grupo no Brasil e contribui para a expansão da base de clientes da Tractebel Energia.

Apesar dos aspectos positivos mencionados, a Companhia não atingiu o resultado econômico esperado no exercício de 2002. A economia mundial foi marcada por um fraco crescimento, com queda das bolsas de valores e fortes variações cambiais. No Brasil, esses aspectos foram acentuados por uma série de dificuldades internas. Uma forte desvalorização do Real aumentou o custo dos empréstimos e das dívidas em moedas estrangeiras. No setor de energia elétrica, após um período de forte racionamento, verificou-se um excesso de oferta no mercado. Isso ocorreu devido às boas condições hidrológicas, que permitiram a recuperação dos reservatórios das usinas hidrelétricas, à redução do crescimento econômico e à mudança de hábitos da população, decorrentes do racionamento. Além disso, 2002 foi um ano eleitoral, com muitas indefinições sobre o setor elétrico brasileiro, destacando-se as dificuldades na liquidação da venda de energia efetuada no Mercado Atacadista de Energia Elétrica – MAE.

A situação adversa se traduziu em preços de venda da energia a valores que não remuneram os investimentos realizados em novos empreendimentos.

Nessa difícil conjuntura nacional e internacional, a Tractebel Energia demonstrou uma boa resistência operacional. Apesar do resultado negativo, o impacto sobre o caixa não foi expressivo, visto que grande parte deste resultado teve origem na atualização das dívidas em moedas estrangeiras, que em função de seu perfil, será diluída ao longo dos anos.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

A Companhia se mantém em boas condições de obter resultados financeiros positivos nos próximos exercícios. Novos contratos de fornecimento de energia assinados em 2002, nos quais a Empresa inovou ao realizar o primeiro leilão de energia no Brasil, aliados a um forte programa de redução de despesas operacionais e à adoção de uma postura mais conservadora quanto aos novos investimentos, irão proporcionar sensível aumento no fluxo de caixa da Companhia.

Nossa prioridade em 2003 é muito clara: melhorar e proteger nosso resultado, baseado em um plano de ação consistente. Por essa razão, a administração da Companhia acredita que os próximos resultados serão compatíveis com o curso normal dos negócios, uma vez que é baixa a probabilidade de novo impacto cambial, como o ocorrido em 2002, e também porque o nível de contratação de venda de energia para 2003 já é superior ao do exercício passado. Também temos uma expectativa positiva em relação à criação de regras claras e estáveis no setor elétrico brasileiro, que incentivem os investimentos em novas unidades e permitam ao País dispor da energia necessária ao seu desenvolvimento.

Agradecemos a confiança de nossos acionistas, clientes e colaboradores, que nos motivam na busca contínua de melhores resultados, com base nos valores fundamentais de nosso grupo: profissionalismo, criação de valor, cooperação, espírito de equipe, cuidado com o meio ambiente e ética na condução dos negócios.

Maurício Stolle Bähr

Presidente do Conselho de Administração

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

PERFIL 2002

A Tractebel Energia S.A., companhia privada de geração de energia elétrica, tem se destacado no setor elétrico brasileiro pela agilidade na realização e conclusão de projetos. Nos últimos quatro anos, sua capacidade de fornecimento de energia foi ampliada em 61,33%, de 3.719 MW para 6.173 MW. Em 2002, inaugurou as usinas hidrelétricas Cana Brava e Machadinho, através de sua controlada Companhia Energética Meridional – CEM, bem como ampliou a Usina Termelétrica William Arjona em mais 70 MW. Esses e outros projetos foram fundamentais para o suprimento de energia ao País, além de ocasionarem um novo recorde de geração para a Companhia. Suas 12 usinas, entre hidrelétricas e termelétricas, geraram 31.044.768 MWh em 2002, volume 4% superior ao do ano anterior.

O pioneirismo corporativo também se refletiu na consolidação da Usina Lages Bioenergética, destinada à construção de uma usina de cogeração movida a biomassa, no estado de Santa Catarina. Terá potência instalada de 28 MW e fornecimento máximo de 25 t/h de vapor para as indústrias da região, utilizando como combustível os resíduos das madeireiras locais. O contrato de venda de energia da planta, com prazo de 13 anos, foi assinado em setembro e prevê a entrega de cerca de 190 mil MWh anuais.

Foi, contudo, na venda de energia elétrica que a Tractebel Energia foi mais inovadora em 2002, ao realizar o 1° leilão de venda de energia elétrica do País. Em 19 de agosto, na Bolsa de Valores de São Paulo (Bovespa), a Companhia vendeu 5.347.368 MWh, contratando R$ 398,8 milhões. A organização do leilão, com a definição dos produtos e da sistemática de realização, foi concluída em tempo recorde e seus resultados foram considerados excelentes, quando comparados com os demais leilões ocorridos no ano.

A Companhia também atingiu, em 2002, seus objetivos comerciais. Ampliou as fronteiras de sua área geográfica de venda de energia elétrica, realizando negócios com distribuidoras de outras regiões, tais como Light, CPFL, Piratininga e Cataguases Leopoldina. Paralelamente, ampliou suas vendas para as distribuidoras já clientes da Tractebel Energia, que totalizaram 120.905.080 MWh, em contratos de até 11 anos.

Foi desenvolvida, ainda, uma política de marketing agressiva junto a consumidores livres, dentro do espírito de nacionalizar a atuação da Companhia, o que propiciou um aumento significativo das vendas de energia elétrica para esse mercado. Foram concretizados negócios com os setores automobilístico, químico, de papel e celulose, petroquímico e de mineração, entre outros, com vendas que totalizaram 9.147.624 MWh, em contratos de até 6 anos. O desafio de ampliar a venda de energia para os consumidores finais permanece como meta para os próximos anos.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

No início do ano, a Tractebel Energia obteve a autorização, até então inédita para as geradoras brasileiras, para exportar energia elétrica para a Argentina, podendo vender até 300 MW.

Controladores

O controle acionário da Companhia foi adquirido em 1998 pela Tractebel Sul Ltda, atualmente denominada Tractebel EGI South América Ltda, empresa constituída no Brasil sob o controle da Tractebel Sociètè Anonyme, com sede em Bruxelas, Bélgica, que detém atualmente 78,3% de seu capital.

A Tractebel S.A. é a maior empresa de serviços energéticos e industriais da Europa, com receitas de 26,4 bilhões de Euros em 2001, e se constitui como a divisão de energia do Grupo SUEZ. Com 85.000 colaboradores e atuação em mais de 100 países, a Companhia tem capacidade de geração de energia elétrica superior a 50.000 MW e possui redes de transporte de gás natural em 3 continentes.

A SUEZ é um grupo mundial de serviços, que atua em soluções globais em energia e meio ambiente para empresas, indivíduos e comunidades. Contando com 190 mil colaboradores, possui 205 milhões de consumidores diários e 410 mil clientes industriais em todo o mundo. Seu faturamento no exercício de 2001 foi de 42,4 bilhões de Euros, dos quais 87% são provenientes da Europa e América do Norte.

Reestruturação interna

A crescente abertura e a competição no mercado de energia elétrica levaram a Tractebel Energia a reestruturar algumas de suas áreas internas. Em março, foi criada a Diretoria de Planejamento e Controle (DC), com a função principal de gerenciar, analisar e estudar os riscos, as oportunidades do mercado e tratar dos assuntos regulatórios. Essa diretoria unificou todas as áreas da empresa que tratam de riscos, tanto regulatórios quanto de mercado.

Houve, também, uma reestruturação da Diretoria de Comercialização e Negócios (DN). Foram criadas três Unidades Organizacionais: Marketing Comercial e Industrial (MCI), Tractebel Comercialização de Energia (TCE) e Tractebel Serviços Industriais (TSI), numa adequação a vários fatores, mas principalmente à abertura do mercado aos grandes consumidores de energia, que se tornaram potenciais consumidores livres.

Desempenho premiado

O bom desempenho operacional da Tractebel Energia no exercício de 2001, quando se beneficiou do fato de dispor de energia não contratada no período do racionamento, habilitou a Empresa a receber no exercício de 2002 prêmios de quatro das maiores revistas de economia do País.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

A edição Maiores e Melhores da revista Exame classificou a Tractebel Energia como a melhor empresa de serviços da Região Sul, nos critérios de liderança de mercado, investimentos sociais e em recursos humanos, crescimento de vendas, rentabilidade do patrimônio, liquidez corrente, investimento no imobilizado e riqueza criada por empregado.

A revista Forbes, no anuário Melhores Empresas do Ano, apresentou a Tractebel Energia como a melhor empresa do setor elétrico e a quinta maior empresa do Brasil. O ranking, elaborado em conjunto com a Economática, analisou o desempenho das companhias abertas, com ações negociadas em bolsa, considerando o seu valor de mercado, calculado a partir da cotação dos papéis.

A revista Expressão, na edição 300 Maiores do Sul, destacou a Tractebel Energia como a quarta maior empresa do Sul, a maior do setor de energia e a que obteve o maior lucro em toda a região. O ranking foi elaborado pela Fundação Getúlio Vargas.

A revista Amanhã, na publicação Grandes & Líderes 2002, apresentou a Tractebel Energia como a segunda maior empresa de Santa Catarina e a sétima da Região Sul, pelos critérios de maior patrimônio líquido e maior lucro líquido no exercício de 2001.

MERCADO DE ENERGIA

Embora o racionamento de energia elétrica tenha ocorrido entre junho de 2001 e fevereiro de 2002, seus reflexos ainda permaneceram ao longo do ano. O consumo não retomou os níveis do período pré-racionamento, nem se verificou o crescimento esperado da demanda.

O Programa Prioritário de Termeletricidade (PPT), criado em 2000, a antecipação de projetos hidrelétricos e a contratação da energia das usinas termelétricas emergenciais, viabilizada pela criação da Comercializadora Brasileira de Energia Emergencial (CBEE) em 2001, aumentaram a oferta de energia no sistema brasileiro.

Com a recuperação dos níveis dos reservatórios das usinas hidrelétricas, no final de 2002 pôde ser constatado um excedente de oferta da ordem de 5.000 MW-médios. Identificando com antecedência essas sobras no mercado, a Tractebel Energia apressou a contratação de grande parte de sua energia disponível, minimizando as dificuldades existentes para a venda de energia elétrica.

Foi, além disso, um ano particularmente conturbado sob o ponto de vista regulatório. Em julho foram firmados os instrumentos jurídicos que consolidaram o Acordo Geral do Setor Elétrico, de dezembro de 2001. Ao final do ano ocorreu a publicação de diversos instrumentos regulatórios - Leis, Decretos e Resoluções - pertinentes ao setor elétrico.

As dificuldades para liquidação de contas do Mercado Atacadista de Energia Elétrica – MAE também foram um desafio para a Tractebel Energia em 2002. Na primeira operação do gênero desde a sua criação, o MAE fez, em 30 de dezembro, a primeira liquidação financeira, referente às transações comerciais realizadas entre setembro de 2000 e setembro de 2002. Foi faturada a metade do saldo total para a liquidação, cerca de R$ 1,488 bilhão. Os 50% restantes serão faturados após a realização de auditoria nas contas do MAE, que está prevista para ocorrer em 2003. A Tractebel Energia, um dos maiores credores no MAE em 2001/2002, vem envidando esforços para viabilizar essa liquidação.

DESEMPENHO OPERACIONAL

No conjunto de suas 12 usinas, entre hidrelétricas e termelétricas, a Tractebel Energia superou o recorde de geração anual de energia em 2002. Foram gerados 31.044.768 MWh, um volume 4% superior aos 30.033,684 MWh de 2001. O aumento de produção deveu-se, além das condições hidrológicas favoráveis da Região Sul, à entrada em operação das usinas de Cana Brava e Machadinho, que contribuíram, juntas, com 22% da geração hidráulica da Companhia.

Como a prioridade em atender a demanda coube às usinas hidrelétricas, houve uma redução de 19% na geração termelétrica em relação a 2001. Entretanto, graças a um aumento significativo na produção hidráulica, a Companhia estabeleceu, em novembro, um novo recorde mensal de geração no conjunto de suas usinas, com 3.413.881 MWh gerados.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

A disponibilidade do conjunto das usinas da Tractebel Energia foi de 91,50%. Nas hidrelétricas a disponibilidade foi de 95,49%; nas termelétricas, de 72,05%. A produção da Companhia representou aproximadamente 9% da carga do Sistema Interligado Brasileiro e foi superior à metade do consumo nos três estados do Sul do Brasil, onde a Companhia possui e opera cinco usinas termelétricas e cinco usinas hidrelétricas.

Parque gerador

Unidade de produção	Tipo	Localização	Capacidade nominal (MW)
Salto Santiago	Hidrelétrica	Rio Iguaçu (PR)	1.420
Salto Osório	Hidrelétrica	Rio Iguaçu (PR)	1.078
Passo Fundo	Hidrelétrica	Rio Passo Fundo (RS)	226
Itá	Hidrelétrica	Rio Uruguai (SC e PR)	1.127 (1)
Machadinho	Hidrelétrica	Rio Uruguai (SC e PR)	382 (1)
Cana Brava (CEM)	Hidrelétrica	Rio Tocantins (GO)	450
TOTAL Hidrelétricas			**4.683**
Complexo Jorge Lacerda	Termelétrica	Capivari de Baixo (SC)	857
Charqueadas	Termelétrica	Charqueadas (RS)	72
Alegrete	Termelétrica	Alegrete (RS)	66
Wiliam Arjona	Termelétrica	Campo Grande (MS)	190
TOTAL Termelétricas			**1.185**
TOTAL			5.868 (2)

(1) A capacidade instalada das usinas de Itá e Machadinho é de 1.450 MW e 1.140 MW, respectivamente. Os valores apresentados na tabela correspondem à parte efetivamente pertencente a Tractebel Energia e suas controladas.
(2) Adicionalmente, a empresa conta com 305,4 MW oriundos da interconexão com a Argentina, atingindo a capacidade de 6.173 MW.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Clientes da Tractebel Energia

Os principais clientes da Tractebel Energia, no exercício de 2002, foram as empresas distribuidoras de energia elétrica situadas no Sistema Elétrico Sul, que é composto pelos estados do Paraná, Santa Catarina e Rio Grande do Sul. A Companhia também atendeu a região Sudeste, através da venda de energia elétrica a Furnas Centrais Elétricas S.A. e a Enersul, distribuidora do Estado de Mato Grosso do Sul. Dispõe, ainda, de um programa de atendimento a consumidores livres, que somam atualmente 12 grandes empresas.

Confiabilidade e desempenho

Para manter o parque gerador sempre apto a corresponder às necessidades do setor, em termos de confiabilidade e desempenho, a Tractebel Energia possui um programa anual de manutenção e revitalização de suas usinas, que absorveu aproximadamente R$ 20 milhões em 2002.

Com relação à busca por maior eficiência no desempenho, a Companhia ampliou, ao longo do ano, seu sistema de telemedição e supervisão junto a usinas e consumidores livres, permitindo um controle mais eficiente dos parâmetros operacionais. Realizou, também, uma modernização do modelo de proteção das usinas, com a implantação de um sistema de oscilografia digital.

Automação de hidrelétricas

Foi concluída, no primeiro semestre, a automatização das usinas hidrelétricas de Passo Fundo e Itá, que passaram a contar com um sistema de operação remota, no qual as operações dos equipamentos podem ser feitas à distância. A operação remota permite um ganho em escala e uma redução da equipe de operações, ampliando a disponibilidade de pessoal para o atendimento de outros compromissos. Houve uma modernização de todas as instalações, o que permitiu um domínio tecnológico digital maior, a redução nos custos de operação, um monitoramento mais eficaz e maior rapidez no diagnóstico de problemas.

Certificação ISO 9001 e ISO 14001

A Companhia investiu fortemente na certificação de suas unidades no exercício de 2002, obtendo os seguintes resultados:

- Certificação da Central de Manutenção e Serviços da Companhia, pelos critérios da Norma ISO 9001:2000, em dezembro;

- Desenvolvimento do projeto do Sistema de Gestão Integrado de Qualidade (NBR ISO 9001:2000) e Ambiental (NBR ISO 14001), envolvendo as usinas do Complexo Termelétrico Jorge Lacerda, em SC, e as usinas hidrelétricas Itá (fronteira SC e RS), Passo Fundo (RS), Salto Osório (PR) e Salto Santiago (PR), com início dos trabalhos em janeiro de 2003 e prazo de execução de 21 meses.

DESEMPENHO ECONÔMICO E FINANCEIRO

Ambiente econômico

Apesar da grande instabilidade no cenário internacional, pressionado pela perspectiva de guerra entre os Estados Unidos e o Iraque, e das dificuldades que o País atravessou internamente, inerentes a um período eleitoral, a recuperação do nível de atividades da economia brasileira se consolidou, em ritmo lento. Um dos reflexos do cenário conturbado foi a depreciação do Real, que acumulou, em 2002, uma variação negativa de 52,27% em relação ao dólar. O superávit de US$ 13 bilhões na balança comercial e a manutenção da entrada de capitais, na forma de investimentos diretos, contribuíram para reduzir o déficit em transações correntes, que passou de 4,5% do PIB, em 2001, para 1,75%, do PIB em 2002, diminuindo a vulnerabilidade das contas externas do País.

Por conta da evolução das taxas de câmbio, da alta nas cotações internacionais de algumas *commodities* e do reajuste dos preços administrados pelo Governo, a taxa de inflação anual ultrapassou a meta de 3,5%, com intervalo de tolerância de 2 pontos percentuais com o Índice de Preços ao Consumidor (IPCA), fechando o ano em 12,53%. Em vista disso, a política monetária foi conservadora, elevando a taxa básica de juros da economia para 25% ao ano.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Resultado do exercício

A Companhia apurou, no exercício, prejuízo de R$ 183.521 mil, diferentemente da performance apresentada em 2001, cujo lucro líquido foi de R$ 582.274 mil. Não obstante, o resultado do serviço foi positivo e fechou o ano de 2002 em R$ 314.476 mil, com redução de 71,25% em relação ao exercício anterior (R$ 1.094.011 mil).

O resultado do serviço foi substancialmente afetado pela redução do mercado de energia elétrica, cujas conseqüências na Tractebel Energia se dão, principalmente, pelo fato de que não foi possível contratar toda a energia assegurada de seu parque gerador, sendo parte da energia vendida no Mercado Atacadista de Energia Elétrica – MAE, no período pós-racionamento. Essas vendas mantiveram patamar médio de R$ 10,00 por MWh, diferentemente do período do racionamento, quando o preço médio atingiu R$ 347,00 MWh.

Ainda como conseqüência da redução do mercado, destacam-se os termos do Acordo de Compra de Sobras Líquidas Contratuais, firmado sob a regência do Acordo Geral do Setor Elétrico, onde se definiu que as geradoras devem recomprar, até dezembro de 2002, por R$ 73,39 o MWh, a energia vendida nos Contratos Iniciais e não utilizada pelas distribuidoras, em virtude da retração do consumo. Este valor é superior aos preços de venda previstos nos Contratos Iniciais, da ordem de R$ 50,00, e de venda no MAE neste período, da ordem de R$ 10,00 o MWh.

O resultado do serviço deste exercício está ainda reduzido em R$ 119.226 mil, em decorrência da contabilização de provisão para fazer face à exposição da Itasa no Mercado Atacadista de Energia Elétrica - MAE, no período de junho de 2001 a fevereiro de 2002, originada do Despacho ANEEL nº 288/2002.

Com respeito ao prejuízo operacional verificado neste ano, no valor de R$ 322.895 mil, a desvalorização do Real frente às moedas estrangeiras exerceu forte influência na sua formação. A Companhia iniciou o exercício com uma dívida em moedas estrangeiras no valor de R$ 745.402 mil, representando 59,25% de sua dívida total. As moedas estrangeiras que compõem a dívida da Companhia apresentaram valorização frente ao Real, calculada pela média ponderada da dívida, de 60,36% em 2002, fazendo com que, mesmo havendo amortizações de R$ 122.950 mil durante o ano, o saldo final da dívida atingisse o montante de R$ 1.101.154 mil, superior em 47,73% ao existente no início do exercício. Por conseqüência, gerou-se uma variação cambial passiva de R$ 438.994 mil no resultado operacional.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

As despesas financeiras líquidas, que incluem os efeitos da variação cambial, atingiram o montante de R$ 583.600 mil, representando um crescimento de 117,02% em relação ao exercício de 2001 (R$ 268.918 mil).

Acrescenta-se aos fatores responsáveis pelo prejuízo do exercício o resultado negativo das participações societárias, que neste ano foi de R$ 53.771 mil, frente os R$ 8.955 mil de 2001. Grande parte do crescimento desse resultado negativo é atribuída à entrada em operação da UHE Cana Brava, de propriedade da controlada Companhia Energética Meridional – CEM, uma vez que dois terços da energia elétrica gerada foram vendidos no âmbito do MAE, a preços significativamente baixos. Com a entrada em operação da usina, também a variação cambial dos contratos em moeda estrangeira passou a afetar o resultado daquela controlada.

Principais indicadores (R$ mil)

Indicadores	2002	2001	%
Receitas operacionais líquidas	1.363.413	2.083.025	(34,55)
Ebitda	419.320	1.236.142	(66,08)
Resultado do serviço	314.476	1.094.011	(71,25)
Despesas financeiras líquidas	583.600	268.918	117,02
Resultado operacional	(322.895)	816.138	(139,56)
(Prejuízo) Lucro líquido do exercício	(183.521)	582.274	(131,52)
Dividendos propostos	-	176.300	-
Ativos totais	5.597.913	5.312.225	5,38
Dívidas em moeda estrangeira	1.101.154	745.402	47,73
Dívidas em moeda nacional	766.637	512.676	49,54
Patrimônio líquido	2.760.299	2.943.820	(6,23)

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Valor adicionado e sua distribuição

O valor adicionado bruto gerado no exercício de 2002 foi de R$ 656.083 mil, representando uma redução de 54,98% em relação a 2001, cujo valor foi de R$ 1.457.435 mil. O valor adicionado está distribuído conforme indicado nos gráficos a seguir, e foi inferior em 64,51% em relação ao exercício anterior.

Controladora

2002 – R$ 466.093 mil


600.000
500.000
400.000
300.000
200.000
100.000
0
(100.000)
(200.000)
Financiadores
130%
Empregados
13%
Governo
(4%)
Acionistas
(39%)

2001 – R$ 1.313.433 mil


600.000
500.000
400.000
300.000
200.000
100.000
0
Empregados
5%
Financiadores
22%
Governo
29%
Acionistas
44%

A Demonstração do Valor Adicionado está apresentada no anexo II às Demonstrações Financeiras.

O consumo de energia no Brasil

O consumo de energia elétrica no País apresentou um crescimento de 2,5% em 2002 em relação a 2001, que foi um ano de consumo retraído devido ao programa de racionamento. O resultado foi influenciado pela adoção de processos mais eficientes e da utilização mais racional da energia, bem como pelo fato de que alguns grandes consumidores industriais da Região Sudeste terem optado pela auto-produção de energia elétrica, saindo do cadastro de faturamento das concessionárias cerca de 700 GWh. O comportamento do consumo industrial sustentou o crescimento do mercado global de energia elétrica, com incremento de 4,2%. Apenas a classe residencial teve taxa negativa de crescimento, com -1,3%. A classe comercial contribuiu com 1,8%.

O crescimento do Produto Interno Bruto (PIB) foi de 1,52% em 2002, alavancado pelo excelente comportamento das exportações e pela redução das importações, em função da taxa de câmbio. O resultado foi levemente superior ao desempenho de 2001, quando registrou crescimento de 1,42%.

A tabela a seguir apresenta a trajetória de crescimento anual do consumo de energia elétrica e do PIB nos últimos anos:

Ano	93	94	95	96	97	98	99	00	01	02
Consumo Energia Elétrica (%)	3,8	2,6	5,7	4,4	6,2	4,1	1,6	4,6	-7,7	2,5
Produto Interno Bruto (%)	4,92	5,85	4,22	2,66	3,27	0,22	0,79	4,30	1,42	1,52

10.01 - RELATÓRIO DA ADMINISTRAÇÃO


Evolução do Consumo de Energia Elétrica e do PIB - Brasil
%
Ano
Consumo Energia
PIB
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
3,8
4,92
5,85
2,6
5,7
4,22
4,4
2,66
6,2
3,27
4,1
0,13
1,6
0,79
4,6
4,36
1,42
-7,7
2,5
1,52

Fonte: Eletrobrás (DEM) e jornal Folha de S. Paulo.

Presença no mercado de capitais

O desempenho dos papéis da Tractebel Energia na Bolsa de Valores de São Paulo (Bovespa) refletiu, em 2002, os problemas enfrentados pelo setor elétrico no período. A desvalorização do Real, que influenciou o passivo em moedas estrangeiras das empresas, as indefinições na liquidação das transações e os baixos preços praticados no Mercado Atacadista de Energia Elétrica - MAE, associados ao temor dos investidores quanto aos rumos do setor por conta da transição de Governo, levaram à queda no valor das ações. As ações do tipo ON tiveram uma desvalorização de 6% e as do tipo PNB caíram 19%, frente a um decréscimo de 27% no Índice de Energia Elétrica (IEE) e de 17% no Ibovespa.

INVESTIMENTOS

A Tractebel Energia concluiu empreendimentos importantes em 2002, como a UHE Cana Brava, a quarta e quinta unidades da UTE William Arjona e, juntamente com seus parceiros, a UHE Machadinho.

A Companhia também estudou projetos de cogeração, para o atendimento de empresas de diferentes segmentos de atuação. Um destes projetos, a Lages Bioenergética, está em fase adiantada de implantação.

A seguir, a situação dos empreendimentos:

UHE Cana Brava – Com capacidade instalada de 450 MW e situada no rio Tocantins, ao norte do estado de Goiás, a usina foi construída pela Companhia Energética Meridional – CEM, controlada da Tractebel Energia. São três máquinas de 150 MW, que entraram em operação em maio, julho e agosto, respectivamente, com uma antecipação de seis meses no cronograma. Está ainda em execução a segunda fase de recuperação das áreas degradadas do canteiro de obras, e o apoio à população remanejada prosseguirá até o final de 2003. Cana Brava é a primeira usina brasileira da Tractebel Energia instalada fora da área de abrangência da antiga Gerasul, marcando o propósito da Companhia de ampliar sua presença no mercado nacional de energia elétrica.

UHE Machadinho – As três unidades da usina entraram em operação comercial em fevereiro, abril e julho, respectivamente, concluindo-se a motorização do empreendimento, que tem potência instalada total de 1.140 MW e está situado no rio Pelotas. Do início das obras até a geração comercial da primeira unidade transcorreu um prazo de quatro anos, um recorde para o porte da obra, com uma antecipação de sete meses em relação ao cronograma original. A usina foi construída por consórcio, do qual participam, além da Tractebel Energia, Celesc, CEEE, Alcoa, Camargo Correia, CBA, Cimento Rio Branco, Valesul Alumínio e DME. Pelo contrato do consórcio, a operação e manutenção da usina estão a cargo da Tractebel Energia.

UTE William Arjona – Está localizada em Campo Grande (MS) e foi a primeira usina termelétrica no País a utilizar o gás natural do gasoduto Bolívia-Brasil, podendo também operar a óleo diesel. Em abril e julho de 2002 entraram em operação duas unidades adicionais com 35 MW de potência cada uma, totalizando uma capacidade instalada de 190 MW. A expansão rápida ocorreu porque a Companhia venceu uma licitação, em 2001, da Comercializadora Brasileira de Energia Emergencial (CBEE), órgão criado pelo Governo Federal para contratar energia no período do racionamento.

UTE Lages – Situada em Lages (SC), está sendo construída pela Lages Bioenergética Ltda, empresa controlada pela Tractebel Energia. Consiste numa planta de cogeração, com 28 MW de potência instalada e fornecimento máximo de 25 t/h de vapor, utilizando como combustível os resíduos de madeira das indústrias madeireiras da região. As obras de

terraplanagem foram iniciadas em dezembro e a entrada em operação da unidade está programada para março de 2004. O projeto possui um contrato de venda de parte de sua energia para a empresa distribuidora de Santa Catarina e a parte restante está sendo negociada com consumidores livres. O vapor será fornecido para pelo menos duas indústrias madeireiras instaladas próximo da usina. A construção da UTE Lages irá contribuir com o tratamento dos resíduos de madeira produzidos na região de Lages, minimizando riscos de contaminação ambiental e incêndios. A Tractebel Energia detém 100% do empreendimento.

PESQUISA E DESENVOLVIMENTO

Em conformidade com a Lei nº 9.991/2000, a Tractebel Energia mantêm um programa de pesquisa e desenvolvimento anual com várias instituições de pesquisa no Brasil, destacando-se universidades e fundações. A Empresa procura focar essas atividades na área de meio ambiente, desenvolvimento tecnológico das usinas e eficiência energética, interagindo desta forma na melhoria constante de suas instalações e no atendimento à comunidade e aos clientes.

O programa de P&D 2002 foi aprovado pela Agência Nacional de Energia Elétrica – ANEEL. Foram aprovados 15 projetos, no valor de R$ 1.469 mil. Outros R$ 1.321 mil foram depositados no Fundo Nacional de Desenvolvimento Científico e Tecnológico, totalizando R$ 2.790 mil aplicados em P&D.

TECNOLOGIA DA INFORMAÇÃO

A Companhia atualizou a versão do sistema Oracle Applications, que passou da versão 1103 para a Web 11i. Novas funcionalidades do sistema foram implementadas, dando maior agilidade aos processos de compras, manutenção e disponibilização de informações. Ainda no primeiro semestre foi concluída a conversão dos arquivos gerados no Sistema de Telemedição para o ambiente Oracle, com o que a Tractebel Energia se tornou a primeira empresa a atender essa exigência do MAE. Em julho de 2003, quando o sistema automatizado de medição de energia para faturamento estiver em funcionamento, todos os agentes deverão enviar os arquivos em Oracle. Entre as vantagens desta conversão estão a utilização de dados da telemedição no Sistema de Acompanhamento de Usina (SAU), a facilidade de manuseio do banco de dados pelo pessoal do faturamento e a disponibilização, via intranet, da geração de todas as usinas da Tractebel Energia para todos os funcionários.

Paralelamente, foram implantados o Comex, que agiliza os processos de importação e exportação de equipamentos, e o software e-procurement, que torna viável o sistema de compras via internet. Em maio, foi ainda ativado o sistema de comunicação de voz e dados para a UHE Cana Brava, em Goiás. Com isso, as 12 unidades da Empresa e a sede, em Florianópolis, ficaram integradas em uma única rede.

BALANÇO SOCIAL

As políticas e práticas de pessoal da Tractebel Energia se orientam pelo reconhecimento e valorização das pessoas que compõem seu quadro de profissionais, dando-lhes condições de desempenho e desenvolvimento.

Um dos pontos altos do ano foi à criação da PREVIG - Sociedade de Previdência Complementar, a nova entidade fechada de previdência complementar dos empregados da Companhia. Em novembro, com a autorização da Secretaria de Previdência Complementar (SPC), do Ministério da Previdência Social, a criação da PREVIG foi consolidada. Com isto, foi rescindido o convênio de adesão com a Fundação Elos e a parcela do patrimônio de responsabilidade da Tractebel Energia está sendo vertida para a nova entidade de previdência privada. A mudança em nada alterou os benefícios previdenciários dos empregados e dos participantes já aposentados, mantendo inalterados os direitos e obrigações existentes.

Público interno

A Tractebel Energia encerrou o ano com 859 colaboradores, dos quais 29 foram admitidos em 2002. Dentre os colaboradores da empresa, 33,4% possuem formação universitária, grande parte deles com cursos de especialização, mestrado ou doutorado.

Em 2002 deu-se início à implantação de um sistema de gestão de recursos humanos, baseado nas competências fundamentais aos negócios da Companhia, com objetivo de assegurar o desenvolvimento dos profissionais, em sintonia com as estratégias da Empresa. No exercício, foram identificadas as competências essenciais da organização e realizou-se um diagnóstico do perfil da Diretoria e da Alta Gerência da Empresa.

O investimento no desenvolvimento do corpo funcional foi de 94.072 horas de treinamento, o que equivale a uma média de 109 horas por empregado, ou 5,76% da força de trabalho.

Também foi iniciado um novo programa de *trainees* para 17 profissionais de nível médio, complementando a competência técnica de seu quadro funcional com talentos jovens e ideais renovados, e propiciada oportunidade de estágio profissionalizante a 40 alunos de universidades e escolas técnicas situadas na área de atuação da Companhia.

A Companhia mantém um amplo plano de benefícios a seus colaboradores, que inclui, entre outros, auxílio financeiro à recuperação da saúde, previdência privada, auxílio creche, auxílio alimentação e salário educação.

O provimento de pessoal se orienta pela busca do melhor potencial humano, em sintonia com as competências empresariais. No preenchimento das vagas, privilegiam-se os profissionais da Companhia, o que os incentiva no seu desenvolvimento profissional.

A política de remuneração tem seu foco no nível de participação de cada colaborador nos resultados, verificado através de um sistema de avaliação de desempenho, utilizado também para definir as condições de desenvolvimento do corpo funcional, garantindo a manutenção da competitividade em relação ao mercado de trabalho.

Programa de qualidade de vida

A busca da melhoria da qualidade de vida é um compromisso que a Tractebel Energia tem assumido perante seus colaboradores, familiares e comunidade, fortalecendo o conceito de saúde e as ações que visam à promoção da qualidade de vida.

Ao longo do ano, destacaram-se as seguintes iniciativas:

- Atualização das políticas de Medicina e Segurança do Trabalho;

- Implantação de um programa de saúde, de cunho preventivo e orientado para a promoção de atividades físicas, a prevenção da obesidade, o controle do estresse, a alimentação saudável, a prevenção de doenças cardiovasculares e a prevenção ao fumo, ao álcool e a outras drogas.

- Incentivo para a prática de atividades físicas, através de apoio a associações esportivas dos empregados e implantação de um programa de ginástica laboral em todas as instalações da Empresa.

- Estímulo à integração entre as áreas da Empresa, através da promoção de visitas de empregados a unidades de produção;

- Apoio a dependentes dos empregados portadores de necessidades especiais, com subsídio para tratamento e aquisição dos equipamentos necessários;

- Criação de um coral com 40 empregados participantes;

- Realizadas de ações com empresas parceiras, responsáveis por serviços terceirizados nas unidades da Companhia, visando evitar acidentes nos locais de trabalho.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Balanço social

Bases de cálculo(em R$ mil)	Exercício de 2002	Exercício de 2001
Receita líquida	1.363.413	2.083.025
Resultado operacional	(322.895)	816.138
Folha de pagamento bruta	54.659	48.237

Indicadores sociais internos	R$ mil	% sobre Folha de pagamento	% sobre Receita líquida	R$ mil	% sobre Folha de pagamento	% sobre Receita líquida
Alimentação	3.324	6,08	0,24	2.929	6,07	0,14
Encargos Sociais Compulsórios	17.051	31,20	1,25	16.288	33,77	0,78
Previdência Privada	6.534	11,95	0,48	6.338	13,14	0,30
Previdência Privada – Conversão Aposentadoria Especial em Aposentadoria por Tempo de Serviço	25.428	46,53	1,87	25.882	53,65	1,25
Saúde	3.034	5,55	0,22	2.700	5,60	0,13
Educação	1.804	3,30	0,13	1.784	3,70	0,09
Participação nos Lucros ou Resultados	-	-	-	5.780	11,98	0,28
Outros Benefícios	887	1,62	0,07	1.322	2,74	0,06
Total	**58.062**	**106,23**	**4,26**	**63.023**	**130,65**	**3,03**

Indicadores sociais externos	R$ mil	% sobre Resultado operacional	% sobre Receita líquida	R$ mil	% sobre Resultado operacional	% sobre Receita líquida
Impostos (excluídos encargos sociais)	56.252	(17,42)	4,12	309.534	37,93	14,86
Contribuição p/a Sociedade/Investimentos na Cidadania	5.154	(1,60)	0,38	3.785	0,46	0,18
Total	**61.406**	**(19,02)**	**4,50**	**313.319**	**38,39**	**15,04**

Indicadores ambientais						
Relacionados com a operação da Companhia	3.305	(1,02)	0,24	2.873	0,35	0,14
Relacionados com projetos em curso	775	(0,24)	0,06	1.249	0,16	0,06
Total	**4.080**	**(1,26)**	**0,30**	**4.122**	**0,51**	**0,20**

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Indicadores do corpo funcional		
Nº de empregados no final do exercício	859	843
Nº de admissões durante o exercício	29	46
Nº de estagiários durante o exercício	40	43

Ações para a comunidade

O processo de integração com a comunidade é parte da filosofia da Tractebel Energia. Desde sua privatização, a Companhia mantém programas de patrocínios e doações para entidades das comunidades onde está inserida, tendo como foco a criança carente e a educação.

Ao longo do ano, destacaram-se as seguintes ações:

- Programa Jovem Trabalhador. Através de um convênio firmado com entidades assistenciais, o programa oferece oportunidade prática para a obtenção de experiência no trabalho a 34 adolescentes, em regime de 20 horas semanais. Os jovens recebem um pagamento de meio salário mínimo e benefícios como vale alimentação, vale transporte, seguro de acidentes pessoais, auxílio médico e odontológico. Deles é exigido, em contrapartida, um bom desempenho nos estudos.

- Apoio ao projeto "Complexo Ilha da Criança". Desenvolvido em Florianópolis, atinge mais de 3 mil menores carentes de zero a 18 anos, com extensão à família e à comunidade. Uma parceria entre a Prefeitura Municipal e a Companhia possibilitou oferecer 3 mil refeições por dia, atender 80% das famílias de crianças e adolescentes com necessidade de proteção especial que procuram o complexo e oferecer 30% das vagas em cursos profissionalizantes para familiares.

- Criação de um Núcleo de Ação da Cidadania por colaboradores da Companhia. Denominado PROAÇÃO, seu objetivo é contribuir com a melhoria das condições de vida da população carente, através de campanhas para a arrecadação de alimentos, roupas e calçados, além de realizar cursos profissionalizantes, feiras beneficentes e distribuição de cestas básicas.

Doações e patrocínios

A Tractebel Energia pratica doações para creches, hospitais e escolas existentes em sua área de atuação, destacando-se:

- Doação de equipamentos para a Maternidade de Capivari de Baixo.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

- Apoio financeiro e cessão de voluntários ao projeto Junior Achievement, em Florianópolis, com objetivo de estimular e apoiar o desenvolvimento de uma cultura empreendedora em jovens estudantes.

- Doação de terreno com edificações para o Colégio Valentin Bernardi, situado em Itá – SC.

- Doação de veículos (1 ônibus e 1 microônibus), de um terreno e de materiais de construção para a construção da sede da APAE de Laranjeiras do Sul – PR.

- Patrocínio na elaboração do livro Memória do Setor Elétrico na Região Sul.

- Doações de 59 microcomputadores e mobiliários diversos a creches e escolas carentes;

A Companhia também patrocinou diversos projetos culturais e sociais, tais como a impressão de cartilhas para o Conselho Municipal de Entorpecentes, a Mostra Internacional de Cinema Infantil de Florianópolis, o Festival Internacional de Cinema e Vídeo de Goiás, a impressão de cartilhas de Educação no Trânsito e as atividades comemorativas do cinqüentenário do Museu Victor Meirelles, em Florianópolis (SC).

BALANÇO AMBIENTAL

A Tractebel Energia está comprometida com a preservação do meio ambiente e a garantia do desenvolvimento sustentável das regiões onde atua, tanto em termos ecológicos como econômicos e sociais. O marco referencial deste compromisso começa no Código de Ética da Companhia e prossegue no seu Código de Meio Ambiente, onde estão expressos os princípios de sustentabilidade e qualidade de vida que regem todas as suas decisões.

A condução das questões de meio ambiente levaram a Tractebel Energia a conquistar dois prêmios em 2002. Um deles foi o 10º Prêmio Expressão de Ecologia, promovido pela revista Expressão, na categoria Conservação dos Recursos Naturais, com o trabalho "Monitoramento e Conservação do Lago da Usina Hidrelétrica Passo Fundo". O outro foi o Prêmio Fritz Müller, promovido pela Fundação de Meio Ambiente (Fatma) do estado de Santa Catarina, concedido pela participação na recuperação ambiental de áreas degradadas na região de influência do Complexo Termelétrico Jorge Lacerda, no município de Capivari de Baixo e pela readequação dos pátios de carvão do Complexo.

Iniciativas partilhadas

A Companhia expõe e debate suas ações ambientais com a comunidade. Alguns procedimentos se destacaram em 2002:

♦ Consolidação da entrega à FATMA da Unidade de Conservação em SC e início das tratativas para a transferência à Prefeitura de Marcelino Ramos da Unidade de Conservação no RS, como parte dos programas de compensação ambiental referentes à UHE Itá.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

♦ Obtenção das licenças ambientais para empreendimentos que se encontram em estudo na Companhia, como a Usina Termelétrica Mauá (Licença Ambiental Prévia da Secretaria de Meio Ambiente de SP), a Usina Termelétrica Resende (Licença Ambiental Prévia da Fundação de Meio Ambiente do RJ) e a entrega do EIA/RIMA e do requerimento da Licença Ambiental Prévia junto à Secretaria de Meio Ambiente de SP, para a Usina Termelétrica Anhangüera.

Gestão nas termelétricas

O ano foi marcado pela consolidação de instrumentos de gestão, tais como o Levantamento de Aspectos Ambientais, o Plano de Gestão Ambiental e o início da implementação do Sistema de Gestão Ambiental.

Dois novos empreendimentos receberam suas licenças ambientais. A UTE William Arjona (unidades 4 e 5) obteve a Licença Ambiental do Instituto de Meio Ambiente do Pantanal do Mato Grosso do Sul, e a usina de cogeração Lages recebeu a Licença Ambiental Prévia e a Licença de Instalação da Fundação de Meio Ambiente de Santa Catarina – FATMA.

Além disso, as emissões e os impactos ambientais causados pelas atividades das usinas, bem como os seus sistemas de controle, são sistematicamente avaliados. Entre as ações desenvolvidas em 2002, destacam-se:

♦ Recuperação de áreas anteriormente utilizadas para estocagem de carvão;

♦ Assinatura do Termo de Ajustamento de Conduta com o Ministério Público Estadual do Mato Grosso do Sul, para a UTE William Arjona.

♦ Monitoramento permanente das emissões atmosféricas e líquidas, assim como do impacto dessas emissões na qualidade do ar e dos cursos d'água na área de influência das usinas.

Gestão das hidrelétricas

O ano foi marcado pela consolidação de instrumentos de gestão, tais como Planos de Uso e Ocupação das Águas e Entorno dos Reservatórios, Plano e Manual de Gestão Ambiental e Sócio-Patrimonial e início da implementação do Sistema de Gestão Ambiental.

Entre as ações permanentes, a Tractebel Energia realiza programas de pesquisa e mantém convênios com instituições de pesquisa e assistência técnica, para executar o monitoramento ambiental dos reservatórios das hidrelétricas e suas áreas adjacentes. Em 2002, destacaram-se as seguintes ações:

♦ Elaboração de um plano de gestão ambiental e sócio-patrimonial, englobando procedimentos específicos para cada unidade sobre reservatórios, vigilância do patrimônio, meio ambiente, gestão das margens e relacionamento com a sociedade.

♦ Conclusão e entrega ao Instituto Ambiental do Paraná – IAP dos planos de uso e ocupação das águas e entorno dos reservatórios das hidrelétricas de Salto Osório e Salto

Santiago, e início de plano semelhante para a UHE Passo Fundo. Esses planos serão utilizados pelos estados correspondentes como instrumento de gestão ambiental.

PERSPECTIVAS

O ambiente corporativo para 2003 terá de se adequar às incertezas que dominam os cenários internacional e brasileiro. Os riscos externos relacionados à iminência de uma guerra aparecem associados, no Brasil, ao período de estabilização do novo governo, às indefinições regulatórias e à possibilidade de revisões no próprio modelo do setor elétrico do País. Será, portanto, um ambiente de prudência, pautado por uma gestão de perfil menos agressivo, mais conservador.

As metas da Tractebel Energia estarão orientadas para o ganho de produtividade, para a ampliação de sua base de clientes e para a preservação financeira, com o objetivo de consolidar a forte expansão do parque gerador realizada nos anos recentes.

AGRADECIMENTOS

Registramos nossos agradecimentos aos clientes, acionistas, fornecedores e financiadores, pelo apoio e confiança depositados, e em especial aos nossos empregados que, por sua dedicação e empenho, muito contribuíram com a Companhia.

A Administração.

Florianópolis, 13 de março de 2002.

11.01 - NOTAS EXPLICATIVAS

ANEXO I - DEMONSTRAÇÕES DO FLUXO DE CAIXA DOS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO (não auditadas)

(em milhares de reais)

	Controladora		Consolidado	
	2002	2001	2002	2001
Atividades operacionais				
(Prejuízo) lucro líquido do período	(183.521)	582.274	(183.521)	582.274
(Receitas) despesas que não afetam o capital circulante líquido:				
Depreciação e amortização	158.615	156.866	189.877	172.026
Juros de longo prazo	(25.662)	8.799	(18.473)	8.799
Variação monetária de longo prazo	418.430	91.835	473.355	98.789
Resultado de equivalência patrimonial	51.483	6.666	-	556
Amortização de ágio	2.288	2.289	2.288	2.289
(Reversão) provisão de longo prazo, líquida	5.452	(3.965)	5.452	(3.965)
Ativo fiscal diferido	(168.460)	56.439	(181.605)	53.544
Ressarcimento parcial custo de energia livre – MAE	22.076	(61.093)	22.076	(61.093)
Baixas do ativo permanente	2.748	(304)	2.748	(304)
	283.449	839.806	312.197	852.915
Variações no ativo circulante				
Consumidores e concessionárias	156.827	(775.095)	155.455	(780.506)
Créditos da conta consumo de combustível - CCC	1.483	(6.562)	1.483	(6.562)
Alienações, serviços em curso e dispêndios a reembolsar	(14.863)	4.924	(11.747)	1.980
Tributos e contribuições sociais a recuperar	(44.540)	(14.479)	(45.067)	(16.335)
Ativo fiscal diferido	11.516	809	4.531	100
Despesas pagas antecipadamente	(2.989)	2.367	(3.834)	3.292
Outros	9.264	10.760	8.981	10.452
	116.698	(777.276)	109.802	(787.579)
Variações no passivo circulante				
Fornecedores	1.097	101.710	(31.322)	107.783
Dividendos propostos e juros sobre o capital próprio	(165.120)	28.321	(165.120)	28.321
Empréstimos e financiamentos	178.705	(219.373)	156.224	(570.661)
Tributos e contribuições sociais	(258.461)	193.904	(257.847)	191.419
Controladas e controladora	-	(42.923)	-	(42.923)
Benefícios pós-emprego	(6.133)	15.681	(6.133)	15.681
Obrigações estimadas	108.512	(60.840)	108.463	(60.869)
Passivo fiscal diferido	170.518	-	170.518	-
Outros	(5.512)	3.733	(692)	15.609
	23.606	20.213	(25.909)	(315.640)
Aplicações no realizável a longo prazo				
Depósitos judiciais	(7.239)	(6.873)	(7.239)	(6.873)
Despesas pagas antecipadamente	-	(8.833)	-	(8.833)
Tributos a recuperar	-	-	(6.324)	(2.525)
Outros realizáveis a longo prazo	(2.284)	(2.551)	(2.720)	(2.551)
	(9.523)	(18.257)	(16.283)	(20.782)
Aumento do exigível a longo prazo				
Fornecedores	-	3.910	-	3.910
	-	3.910	-	3.910
Total das atividades operacionais	414.230	68.396	379.807	(267.176)

11.01 - NOTAS EXPLICATIVAS

Atividades de investimento				
Integralização de capital em controladas	(49.567)	(38.903)	-	-
Aplicação no imobilizado e diferido	(97.983)	(109.782)	(220.295)	(425.038)
Outros	(16)	(1.154)	(16)	(19)
Total das atividades de investimentos	**(147.566)**	**(149.839)**	**(220.311)**	**(425.057)**
Atividades de financiamento				
Empréstimos e financiamentos	45.057	78.508	165.581	597.215
Debêntures	-	-	-	81.900
Aumento de capital	-	167.062	-	167.062
Dividendos propostos e juros sobre o capital próprio	-	(176.300)	-	(176.300)
Total das atividades de financiamentos	**45.057**	**69.270**	**165.581**	**669.877**
Total dos efeitos no caixa	**311.721**	**(12.173)**	**325.077**	**(22.356)**
Caixa e equivalentes				
Saldo inicial	30.168	42.341	36.050	58.406
Saldo final	341.889	30.168	361.127	36.050
	311.721	**(12.173)**	**325.077**	**(22.356)**

As notas explicativas são parte integrante das demonstrações financeiras.

11.01 - NOTAS EXPLICATIVAS

**ANEXO II – DEMONSTRAÇÕES DO VALOR ADICIONADO
DOS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO (não auditadas)
(em milhares de reais)**

	Controladora		Consolidado	
	2002	2001	2002	2001
GERAÇÃO DO VALOR ADICIONADO				
Receitas de vendas, serviços e outras	1.203.487	1.907.707	1.220.877	1.911.667
Subvenção de combustível – CCC	216.294	258.695	216.294	258.695
Receitas não operacionais	72	1.930	75	1.930
(-) Insumos				
Materiais	(8.725)	(8.577)	(9.637)	(8.615)
Serviços de terceiros	(43.097)	(31.558)	(44.729)	(33.670)
Combustível para produção de energia – CCC	(216.294)	(258.695)	(216.294)	(258.695)
Combustível para produção sem subvenção	(57.293)	(45.817)	(57.293)	(45.817)
Energia elétrica comprada para revenda	(258.643)	(323.196)	(146.211)	(236.678)
Seguros	(11.113)	(4.122)	(12.106)	(4.814)
Outros	(168.605)	(38.932)	(182.058)	(52.305)
	(763.770)	(710.897)	(668.328)	(640.594)
VALOR ADICIONADO BRUTO	**656.083**	**1.457.435**	**768.918**	**1.531.698**
Depreciação, amortização e baixas	(161.435)	(158.493)	(192.697)	(173.653)
VALOR ADICIONADO LÍQUIDO GERADO	**494.648**	**1.298.942**	**576.221**	**1.358.045**
VALOR ADICIONADO RECEBIDO EM TRANSFERÊNCIA				
Receitas financeiras	**22.928**	**21.157**	**25.764**	**22.506**
Resultado da equivalência patrimonial	**(51.483)**	**(6.666)**	**-**	**(556)**
VALOR ADICIONADO A DISTRIBUIR	**466.093**	**1.313.433**	**601.985**	**1.379.995**

11.01 - NOTAS EXPLICATIVAS

DISTRIBUIÇÃO DO VALOR ADICIONADO

	Controladora				Consolidado			
	2002	%	2001	%	2002	%	2001	%
Remuneração:								
Do trabalho								
Remuneração e encargos	48.673	10,44	46.293	3,53	49.407	8,21	47.771	3,46
Benefícios	13.059	2,80	13.553	1,03	13.304	2,21	13.553	0,98
Participação	-	-	5.780	0,44	-	-	5.780	0,42
	61.732	13,24	65.626	5,00	62.711	10,42	67.104	4,86
Do capital de terceiros								
Encargos e variações monetárias	587.880	126,13	267.524	20,37	724.468	120,35	323.557	23,45
Outras despesas financeiras	16.378	0,57	15.347	1,17	22.058	3,66	18.596	1,35
Aluguéis	2.634	3,51	2.403	0,18	2.796	0,46	2.566	0,18
	606.892	130,21	285.274	21,72	749.322	124,47	344.719	24,98
Do governo								
Impostos, taxas e contribuições	65.582	14,07	95.941	7,30	70.770	11,76	99.735	7,23
Encargos setoriais	57.530	12,34	55.931	4,26	64.955	10,79	60.872	4,41
Imposto de renda e contribuição social	(142.122)	(30,49)	228.387	17,39	(162.252)	(26,95)	225.291	16,33
	(19.010)	(4,08)	380.259	28,95	(26.527)	(4,40)	385.898	27,97
Do capital próprio								
Reserva legal	-	-	29.114	2,22	-	-	29.114	2,11
Dividendos	-	-	176.300	13,42	-	-	176.300	12,78
Lucro retido	-	-	376.860	28,69	-	-	376.860	27,30
Prejuízo do período	(183.521)	(39,37)	-	-	(183.521)	(30,49)	-	-
	(183.521)	(39,37)	582.274	44,33	(183.521)	(30,49)	582.274	42,19
	466.093	100,00	1.313.433	100,00	601.985	100,00	1.379.995	100,00

As notas explicativas são parte integrante das demonstrações financeiras.

11.01 - NOTAS EXPLICATIVAS

RELAÇÃO DAS NOTAS EXPLICATIVAS

11.01 - NOTAS EXPLICATIVAS

NOTA 1 – CONTEXTO OPERACIONAL

A Companhia é concessionária de uso de bem público, na condição de produtor independente, com sede em Florianópolis – SC, e tem como atividade a geração e comercialização de energia elétrica, cuja regulamentação está subordinada à Agência Nacional de Energia Elétrica – ANEEL, vinculada ao Ministério de Minas e Energia.

Sua capacidade instalada, incluindo a propriedade indireta das UHEs Itá e Cana Brava, é de 5.831 MW, dos quais 79,68% em usinas hidrelétricas e 20,32% em termelétricas, compostos pelo seguinte parque gerador em operação: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UHE Itá (RS/SC), UHE Machadinho (SC/RS), UHE Cana Brava (GO), UTE Charqueadas (RS), UTE Alegrete (RS), UTE William Arjona (MS) e Complexo Termelétrico Jorge Lacerda (SC).

A capacidade de fornecimento de energia elétrica da Companhia, inlcuindo os contratos para compra de longo prazo firmados com a controlada Ita Energética S.A. - ITASA e com a Companhia de Interconexão Energética – CIEN, é de 6.173 MW.

O controle acionário da Companhia pertence à Tractebel EGI South America Ltda. nova razão social da Tractebel Sul Ltda., empresa constituída no Brasil sob o controle da Tractebel Sociètè Anonyme, com sede em Bruxelas, Bélgica, integrante do Grupo Suez, sediado na França.

A Companhia é controladora da Companhia Energética Meridional – CEM, detendo 99,99% das ações representativas de seu capital social, a qual é detentora da concessão da usina hidrelétrica Cana Brava, localizada no Rio Tocantins, Estado de Goiás. A Companhia detém, também, o controle compartilhado, com a Companhia Siderúrgica Nacional – CSN, da empresa Itá Energética S.A. – ITASA, da qual possui 48,75% do capital votante. A ITASA é uma *SPC – Special Purpose Company* constituída para construir e explorar, em parceria, através de consórcio, a usina hidrelétrica Itá, localizada no Rio Uruguai, na divisa dos Estados de Santa Catarina e Rio Grande do Sul. Detém, ainda, 99,99% das quotas de capital da Lages Bioenergética Ltda., que está implantando a central geradora termelétrica Lages, no Município de Lages (SC). As principais características das controladas e de seus empreendimentos estão descritas na Nota 9-b.

A usina hidrelétrica Machadinho está compartilhada com outros concessionários que compõem o Consórcio Machadinho, do qual a Companhia é a líder e detém participação de 16,94%.

NOTA 2 – APRESENTAÇÃO DAS DEMONSTRAÇÕES FINANCEIRAS

Todos os valores apresentados (textos e tabelas) nas demonstrações financeiras e nas Notas Explicativas estão expressos em Reais mil, exceto onde indicado de maneira diferente.

A Companhia está apresentando, nos Anexos I e II às demonstrações financeiras, a demonstração do fluxo de caixa e a demonstração do valor adicionado, respectivamente.

A demonstração do resultado do exercício está sendo apresentada, a partir deste exercício, de acordo com o modelo previsto no Manual de Contabilidade do Serviço Público de Energia Elétrica, aprovado pela Resolução ANEEL n.° 444, de 26.10.2001, o qual está em consonância com o art.

11.01 - NOTAS EXPLICATIVAS

187 da Lei das Sociedades por Ações. Os valores referentes a 2001 foram reclassificados para permitir a comparabilidade entre os exercícios.

Demonstrações financeiras da Controladora

As demonstrações financeiras foram elaboradas de acordo com a legislação societária brasileira, com as normas da Agência Nacional de Energia Elétrica – ANEEL e com os atos normativos da Comissão de Valores Mobiliários – CVM.

Demonstrações financeiras consolidadas

As demonstrações financeiras consolidadas foram elaboradas de acordo com os princípios e práticas de consolidação previstos na legislação societária brasileira e na Instrução nº 247/96, com as alterações introduzidas pela Instrução nº 285/98, da Comissão de Valores Mobiliários – CVM, abrangendo o balanço patrimonial, a demonstração do resultado do exercício e a demonstração das origens e aplicações de recursos da controladora e de suas controladas.

Detalhamento em Notas Explicativas

Objetivando propiciar maior clareza na apresentação dos detalhamentos de saldos patrimoniais em Notas Explicativas, as contas ativas e passivas não existentes nas controladas estão sendo apresentadas exclusivamente sob o título "Controladora", cujos valores são idênticos aos saldos consolidados.

NOTA 3 – SUMÁRIO DAS PRINCIPAIS PRÁTICAS CONTÁBEIS

Reconhecimento dos efeitos inflacionários

Estão refletidos somente os efeitos das variações monetárias sobre ativos e passivos indexados em função de disposições legais e contratuais. Em conformidade com as disposições da Lei nº 9.249, de 26.12.1995, a partir de janeiro de 1996 foi extinta a sistemática de correção monetária. Desta forma, os valores correspondentes ao ativo permanente e ao patrimônio líquido estão corrigidos somente até 31.12.1995.

Critérios gerais de avaliação

a) Resultado do período

As receitas e despesas estão registradas com observância do regime de competência dos exercícios.

b) Ativos circulante e realizável a longo prazo

Os títulos e valores mobiliários estão registrados ao custo acrescido dos rendimentos auferidos até a data do balanço, cujos valores contábeis não excedem os preços médios de mercado;

os materiais em estoque estão registrados ao custo médio ponderado de aquisição, que não excede o valor de mercado;

os ativos indexados estão atualizados até a data do balanço.

11.01 - NOTAS EXPLICATIVAS

c) Permanente

Os investimentos em sociedades controladas e controlada em conjunto são avaliados pelo método da equivalência patrimonial e os demais investimentos estão ao custo de aquisição, que não excede o valor de mercado;

o imobilizado está registrado ao custo de aquisição ou construção. A depreciação está calculada pelo método linear, com base nas taxas anuais constantes da tabela anexa à Resolução ANEEL nº 002, de 24.12.1997, e nº 044, de 17.03.1999, tomando-se por base os saldos contábeis registrados nas Unidades de Cadastro – UC que compõem os empreendimentos, conforme determina a Portaria DNAEE nº 815, de 30.11.1994. As taxas médias anuais de depreciação apuradas pela Companhia e suas controladas, em consonância com os citados atos normativos, estão demonstradas na Nota 10-a;

em função do disposto nas Instruções Contábeis do Manual de Contabilidade do Serviço Público de Energia Elétrica, os juros e demais encargos financeiros e efeitos inflacionários decorrentes dos financiamentos obtidos de terceiros, efetivamente aplicados nas imobilizações em curso, estão computados como custo do respectivo imobilizado.

d) Passivos circulante e exigível a longo prazo

Os benefícios futuros a empregados (benefícios pós-emprego) estão registrados com base em avaliação atuarial, em consonância com a Deliberação CVM nº 371, de 13.12.2000, e são atualizados mensalmente pelos índices contratuais, no que se refere às obrigações já contratadas, e complementados pelos valores projetados atuarialmente (ver Nota 18);

os empréstimos e financiamentos e os encargos decorrentes, apropriados até a data do balanço, estão atualizados pelas taxas de câmbio ou índices contratuais (Ver Nota 12) e as demais obrigações estão registradas pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos.

Demonstrações financeiras consolidadas

Foram eliminados os investimentos da investidora no capital das investidas e os saldos ativos e passivos e as receitas e despesas decorrentes de operações entre as companhias consolidadas.

Os componentes do ativo e passivo e as receitas e despesas da ITASA estão consolidados na proporção da participação da Companhia em seu capital social, por se tratar de controle compartilhado (Ver Nota 9-b).

Em face da alta proporção de participação da controladora nas demais sociedades controladas (Ver Nota 9-b), não houve efeito da participação dos acionistas não controladores nas demonstrações financeiras consolidadas.

NOTA 4 – NUMERÁRIO DISPONÍVEL

Conforme mencionado na Nota 22, em 30.12.2002 ocorreu a liquidação financeira condicionada das transações de compra e venda de energia elétrica no âmbito do MAE, tendo sido creditado em conta bancária da Companhia, no término do expediente bancário, pela instituição liquidante, o valor de R$ 123.587, o qual somente pôde ser movimentado no dia útil bancário seguinte, já no exercício de 2003.

NOTA 5 – CONSUMIDORES E CONCESSIONÁRIAS

	Controladora				
	2002				2001
	Vincendos	Vencidos		Total	Total
		até 90 dias	mais de 90		
Circulante					
Consumidores livres	6.935	-	-	6.935	1.087
Concessionárias	140.264	-	18.838	159.102	139.668
Comercializadoras - CBEE	4.099	-	-	4.099	-
Transações no âmbito do MAE	470.923	128.843	-	599.766	777.628
	622.221	128.843	18.838	769.902	918.383
Longo prazo					
Transações no âmbito do MAE	30.670	-	-	30.670	61.093
	652.891	128.843	18.838	800.572	979.476

	Consolidado				
	2002				2001
	Vincendos	Vencidos		Total	Total
		até 90 dias	mais de 90		
Circulante					
Consumidores livres	7.616	-	-	7.616	1.091
Concessionárias	140.299	-	18.863	159.162	937.088
Comercializadoras - CBEE	4.099	-	-	4.099	-
Transações no âmbito do MAE	482.914	137.279	-	620.193	-
	634.928	137.279	18.863	791.070	938.179
Longo prazo					
Transações no âmbito do MAE	30.670	-	-	30.670	61.093
	665.598	137.279	18.863	821.740	999.272

11.01 - NOTAS EXPLICATIVAS

A energia elétrica fornecida a clientes enquadrados na categoria "Consumidores Livre", tem suas respectivas faturas com vencimento no dia 15 do mês subseqüente ao do fornecimento.

As faturas de suprimento a concessionárias são desdobradas em três parcelas iguais, com vencimento nos dias 15 e 25 do mês seguinte ao do suprimento e no dia 5 do segundo mês subseqüente.

O valor vencido há mais de 90 dias refere-se ao faturamento de curto prazo devido por Furnas Centrais Elétricas S.A. Tal valor é decorrente do suprimento feito pela Companhia àquela empresa, em virtude do atraso da entrada em operação da Usina Termonuclear Angra II, cuja energia encontra-se inserida em seus Contratos Iniciais. O faturamento se refere ao período de julho de 1999 a agosto de 2000, quando o mercado de curto prazo era administrado pela ASMAE – Administradora do Mercado Atacadista de Energia Elétrica. O referido valor é reconhecido por Furnas e sua liquidação está sendo negociada entre as partes, pois que não há consenso a respeito dos juros e atualização monetária que a Companhia entende ser aplicáveis. O débito atualizado pela variação do IGP-M, acrescido de juros de 1% a.m., totaliza R$ 36.467 em 31.12.2002. Na liquidação do referido valor, será compensado o débito de mesma natureza que a Companhia tem com Furnas, no valor de R$ 2.537, o qual, atualizado nas mesmas condições, é de R$ 4.103.

As unidades 4 e 5 da UTE William Arjona estão disponibilizadas para a Comercializadora Brasileira de Energia Emergencial – CBEE, com potência de 70 MW, conforme contrato de suprimento de energia elétrica firmado em janeiro de 2002, com vigência até dezembro de 2004. As faturas correspondentes vencem no primeiro dia útil após o dia 15 do mês seguinte ao que se referem.

As informações referentes às transações de compra e venda de energia elétrica no âmbito do MAE, ocorridas no período de setembro de 2000 a dezembro de 2002, encontram-se descritas na Nota 22.

NOTA 6 - TÍTULOS E VALORES MOBILIÁRIOS

	Controladora		Consolidado	
	2002	2001	2002	2001
Circulante				
Certificado de Depósito Bancário – CDB	162.483	-	173.457	3.266
Letras Financeiras do Tesouro – LFT	6.394	112	6.394	112
Notas do Tesouro Nacional - NTN	-	-	6.529	-
	168.877	112	186.380	3.378
Longo Prazo				
Letras Financeiras do Tesouro – LFT	-	5.772	-	5.772
Letras do Tesouro Nacional – LTN	-	541	-	541
	-	6.313	-	6.313
	168.877	6.425	186.380	9.691

11.01 - NOTAS EXPLICATIVAS

Os títulos e valores mobiliários existentes em 31.12.2002 são remunerados, na controladora e no consolidado, respectivamente em 101,94% e 102,77% da taxa CDI, em média, podendo ser negociados, independentemente de seus vencimentos, sem prejuízo dos rendimentos.

NOTA 7 – ATIVO FISCAL DIFERIDO

Natureza dos créditos	Controladora				
	2002				2001
	Base de cálculo	Imposto de renda	Contribuição social	Total	Total
Tributos – art.7º, Lei nº 8.541/92	-	-	-	-	1.067
Provisão para perdas Jacuí	977.853	-	88.007	88.007	78.228
Remuneração das Imobilizações em Curso - RIC	276.247	33.453	-	33.453	-
Participação de empregados nos lucros	2.526	632	227	859	1.965
Provisão energia elétrica MAE	30.413	7.603	2.737	10.340	-
Provisão para contingências	147.021	36.755	13.232	49.987	41.438
Benefícios pós-emprego	152.746	38.187	13.747	51.934	57.673
Provisão para grandes manutenções	33.189	8.297	2.987	11.284	7.889
Provisão bônus gerencial	3.200	800	288	1.088	680
Provisão aquisição energia elétrica	119.226	29.807	10.731	40.538	3.486
Provisão programa de reestruturação	-	-	-	-	74
Provisão para deságio na alienação de créditos fiscais	1.258	314	113	427	427
Prejuízo fiscal	164.513	41.128	-	41.128	-
Base negativa da contribuição social	396.202	-	35.658	35.658	14.832
	-	196.976	167.727	364.703	207.759
Classificação dos ativo fiscal diferido:					
Circulante		98.746	46.844	145.590	31.377
Realizável a longo prazo		98.230	120.883	219.113	176.382
		196.976	167.727	364.703	207.759

O balanço patrimonial consolidado inclui os ativos fiscais diferidos das controladas ITASA e CEM, decorrentes de prejuízos fiscais e bases negativas de CSLL, conforme abaixo discriminado:

	2002	2001
ITASA		
Ativo realizável a longo prazo	3.798	3.802
CEM		
Ativo circulante	6.985	-
Ativo realizável a longo prazo	13.148	-
	20.133	-
	23.931	**3.802**

11.01 - NOTAS EXPLICATIVAS

A partir deste exercício, a controlada ITASA deixou de reconhecer novos ativos fiscais diferidos, por não ter preenchido os requisitos da Instrução CVM n.° 371/2002.

As estimativas de compra e venda de energia elétrica no âmbito do MAE, registradas em dezembro de 2001, foram consideradas diferenças temporárias na Declaração de Informações Econômico-Fiscais da Pessoa Jurídica – DIPJ 2001, sendo os reflexos decorrentes ajustados contabilmente neste exercício. Este procedimento não afetou o resultado do exercício, pois que seus efeitos ocorreram somente na reclassificação de ativos e passivos fiscais diferidos. Igualmente, as provisões referentes às transações de compra e venda de energia elétrica no âmbito do MAE, ocorridas no exercício de 2002, foram tratadas como diferenças temporárias. As informações referentes às transações ocorridas no âmbito daquele mercado estão divulgadas na Nota 22.

Nos termos da legislação fiscal, a realização dos ativos fiscais diferidos, oriundos das diferenças temporárias, dar-se-á pelo pagamento das provisões efetuadas ou, quando for o caso, pela realização das perdas provisionadas. No que se refere ao ativo fiscal diferido decorrente de prejuízos fiscais e base negativa da contribuição social, a realização dar-se-á pela compensação de suas bases, limitada a 30% dos lucros tributáveis nos exercícios subseqüentes.

Estudo técnico de viabilidade, examinado pelo Conselho Fiscal e aprovado pelos órgãos de administração da Companhia, indica que os ativos fiscais diferidos existentes em 31.12.2002 serão totalmente recuperados por lucros tributáveis futuros. Referido estudo técnico está em consonância com a Instrução CVM n° 371, de 27.06.2002.

O horizonte de realização desses ativos e a sua recuperação através de geração de lucros tributáveis futuros foram estimados pela Administração da Companhia, conforme abaixo apresentados:

Natureza dos ativos	2003	2004	2005	2006	2007	Próximos 2 anos	Próximos 3 anos	Após 2012	Total
Provisão para perdas Jacuí	-	-	2.970	3.960	3.960	7.920	11.880	57.317	88.007
Demais diferenças temporárias	77.156	16.641	11.719	32.090	5.781	23.267	33.256	-	199.910
Prejuízo Fiscal	41.128	-	-	-	-	-	-	-	41.128
Base negativa da contribuição Social	27.306	8.352	-	-	-	-	-	-	35.658
Ativo fiscal diferido, registrado	**145.590**	**24.993**	**14.689**	**36.050**	**9.741**	**31.187**	**45.136**	**57.317**	**364.703**
Ativo fiscal diferido, não registrado	-	-	-	-	-	-	-	35.609	35.609
Total	**145.590**	**24.993**	**14.689**	**36.050**	**9.741**	**31.187**	**45.136**	**92.926**	**400.312**

A provisão para perdas econômicas da UTE Jacuí realizar-se-á na proporção da depreciação do empreendimento, após sua entrada em operação. O valor do ativo fiscal diferido refere-se a Contribuição Social sobre o Lucro Líquido e foi constituído em 1997. A Administração da Companhia está aguardando definições sobre pendências envolvendo o projeto, para reconhecer o

11.01 - NOTAS EXPLICATIVAS

Imposto de Renda diferido sobre a referida provisão, no valor de R$ 244.463, ocasião em que o total do ativo fiscal diferido será complementado, observando-se o limite de dez anos para a sua recuperação.

NOTA 8 - CONCILIAÇÃO DOS TRIBUTOS NO RESULTADO

	Controladora			
	2002		2001	
	Contribuição social	Imposto de renda	Contribuição social	Imposto de renda
Resultado antes dos tributos	(325.643)	(325.643)	816.441	816.441
Participação de empregados	-	-	(5.780)	(5.780)
	(325.643)	(325.643)	810.661	810.661
Contribuição social – 9%	29.308	-	(72.959)	-
Imposto de renda – 25%	-	81.411	-	(202.665)
Contribuição social e imposto de renda sobre:				
Despesas indedutíveis				
Gratificação e 13º salário dos dirigentes	-	(267)	-	(430)
Encargos sobre contingências tributárias indedutíveis	-	-	(39)	(108)
Amortização de ágio	-	(572)	-	(572)
Equivalência patrimonial	(4.633)	(12.871)	(600)	(1.666)
Outras despesas indedutíveis	(95)	(264)	(38)	(150)
Resultados não tributáveis				
Recuperação de imposto de renda sobre o lucro líquido - ILL	-	-	1.039	2.885
Reversão de contingências tributárias indedutíveis	-	-	266	740
Remuneração das Imobilizações em Curso – RIC	-	36.817	-	9.196
Reversão dos juros sobre o capital próprio	-	-	9.552	26.535
Adicional de 10% do IRPJ sobre lucro até R$ 20 mensais	-	24	-	24
Ajuste incentivos fiscais	(11)	(339)	26	261
Ajuste de alíquota da CSLL diferida	13.614	-	316	-
	38.183	103.939	(62.437)	(165.950)
Composição dos tributos no resultado:				
Corrente	(5.748)	(13.428)	(42.306)	(129.642)
Diferido	43.931	117.367	(20.131)	(36.308)
	38.183	103.939	(62.437)	(165.950)

11.01 - NOTAS EXPLICATIVAS

	Consolidado			
	2002		2001	
	Contribuição social	Imposto de renda	Contribuição social	Imposto de renda
Resultado antes dos tributos	(345.773)	(345.773)	813.345	813.345
Participação de empregados	-	-	(5.780)	(5.780)
	(345.773)	(345.773)	807.565	807.565
Contribuição Social – 9%	31.120	-	(72.681)	-
Imposto de Renda – 25%	-	86.443	-	(201.891)
Contribuição social e imposto de renda sobre:				
Despesas indedutíveis				
Gratificação e 13° salário dos dirigentes		(267)	-	(466)
Encargos sobre contingências tributárias indedutíveis	-	-	(39)	(108)
Amortização de ágio	-	(572)	-	(572)
Equivalência patrimonial	-	-	(50)	(139)
Outras despesas indedutíveis	(95)	(267)	(38)	(147)
Resultados não tributáveis				
Reversão de contingências tributárias indedutíveis	-	-	266	740
Recuperação de imposto de renda sobre o lucro líquido - ILL	-	-	1.039	2.885
Remuneração das Imobilizações em Curso – RIC	-	36.817	-	9.196
Reversão dos juros sobre o capital próprio	-	-	9.552	26.535
Adicional de 10% do IRPJ sobre lucro até R$ 20 mensais	-	24	-	24
Ajuste incentivos fiscais	(11)	(339)	26	261
Ajuste de alíquota da CSLL diferida	13.614	-	316	-
Ativos fiscais diferidos sobre prejuízos de controladas, não reconhecidos	(1.116)	(3.099)	-	-
	43.512	118.740	(61.609)	(163.682)
Composição dos tributos no resultado:				
Corrente	(5.748)	(13.428)	(42.253)	(129.494)
Diferido	49.260	132.168	(19.356)	(34.188)
	43.512	118.740	(61.609)	(163.682)

11.01 - NOTAS EXPLICATIVAS

NOTA 9 - INVESTIMENTOS

a) Composição

	Controladora		Consolidado	
	2002	2001	2002	2001
Participações societárias permanentes avaliadas pelo método de equivalência patrimonial				
Itá Energética S.A. – ITASA				
Equivalência patrimonial	241.594	253.979	-	-
Ágio	17.164	19.452	17.164	19.452
	258.758	273.431	17.164	19.452
Companhia Energética Meridional – CEM				
Equivalência patrimonial	172.928	166.010	-	-
Ágio	42.806	32.619	42.806	32.619
Adiantamento para aumento de capital	102	815	-	-
	215.836	199.444	42.806	32.619
Delta Participações S. A.				
Equivalência patrimonial	1	1	-	-
Tractebel Energia Comercializadora				
Equivalência patrimonial	10	-	-	-
Lages Bioenergética Ltda.				
Equivalência patrimonial	4.254	-	-	-
	478.859	472.876	59.970	52.071
Participações societárias permanentes avaliadas pelo custo de aquisição				
Mercado Atacadista de Energia Elétrica – MAE				
Quota de participação	3	3	3	3
	478.862	472.879	59.973	52.074
Bens e direitos de uso futuro e destinados à alienação	1.762	1.806	1.762	1.806
Outros investimentos				
Bônus de Subscrição em ações da Companhia Energética Meridional – CEM	1.771	11.958	1.771	11.958
Outros	122	106	122	106
	1.893	12.064	1.893	12.064
	482.517	486.749	63.628	65.944

11.01 - NOTAS EXPLICATIVAS

b) Participações societárias permanentes

b.1 – Itá Energética S.A. – ITASA (controlada em conjunto)

As ações representativas do capital social da ITASA são detidas pela Tractebel Energia, Companhia Siderúrgica Nacional – CSN e Companhia de Cimento Itambé, na proporção de 48,75%, 48,75% e 2,50%, respectivamente.

A ITASA tem como objetivo a exploração da Usina Hidrelétrica Itá em parceria, através de consórcio, mediante concessão outorgada pela União Federal por intermédio da Agência Nacional de Energia Elétrica - ANEEL. O empreendimento está situado no Rio Uruguai, na divisa dos Estados de Santa Catarina e do Rio Grande do Sul, entre os municípios de Itá (SC) e Aratiba (RS) e possui capacidade instalada de 1.450 MW, proveniente de 5 grupos geradores de 290 MW, tendo a última unidade entrado em operação em março de 2001.

Nos termos do Contrato de Consórcio, a ITASA tem direito a 60,5% de 668 MW médios, que correspondem à Energia Assegurada da UHE Itá.

As informações pertinentes à participação na controlada em conjunto estão demonstradas a seguir:

	2002	2001
Quantidade de ações ordinárias do capital social	520.219.172	520.219.172
Quantidade de ações ordinárias de propriedade da Tractebel Energia	253.606.840	253.606.840
Participação %	48,750	48,750
Capital social	426.300	416.062
Patrimônio líquido	495.578	520.982
Resultado do período	(25.404)	(12.533)
Investimento:		
Equivalência patrimonial	241.594	253.979
Ágio	17.164	19.452
Resultado de equivalência patrimonial	(12.384)	(6.666)

O ágio na aquisição do investimento tem fundamento econômico na expectativa de resultados futuros e está sendo amortizado pelo prazo de 10 anos.

A determinação do ágio teve por base fluxo de caixa calculado por instituição financeira especializada, com as premissas indicadas ao contexto da investida, projetado para o período de concessão, admitindo-se uma renovação da concessão ao seu término, conforme faculta o respectivo Contrato de Concessão.

A avaliação considerou a relação de *debt/equity* de 50/50 para a implementação do projeto Itá, utilizando-se taxas de desconto de 11,0% para capital de terceiros e de 11,5% para capital próprio.

O ágio amortizado no exercício foi de R$ 2.288 (R$ 2.289 em 2001).

11.01 - NOTAS EXPLICATIVAS

Os principais grupos do ativo, passivo e resultado da controlada em conjunto estão demonstrados a seguir, os quais foram consolidados na proporção dos investimentos da Companhia no capital social da controlada:

ATIVO	2002	2001
Circulante	44.671	66.018
Realizável a longo prazo	9.904	8.928
Permanente	1.189.302	1.221.987
	1.243.877	1.296.933
PASSIVO		
Circulante	111.227	109.257
Exigível a longo prazo	637.072	666.694
Patrimônio líquido	495.578	520.982
	1.243.877	1.296.933
RESULTADO		
Receitas operacionais brutas	201.020	191.739
Deduções da receita operacional	(7.248)	(7.010)
Receitas líquidas de vendas	**193.772**	**184.729**
CUSTOS DE ENERGIA ELÉTRICA		
Energia elétrica comprada para revenda	(1.900)	-
Custo de produção de energia elétrica	(46.445)	(44.818)
	(48.345)	**(44.818)**
LUCRO BRUTO	**145.427**	**139.911**
DESPESAS OPERACIONAIS		
Despesas com vendas	(15.411)	(11.778)
Despesas gerais e administrativas	(18.946)	(28.081)
	(34.357)	**(39.859)**
Resultado do serviço	**111.070**	**100.052**
Receitas (despesas) financeiras	**(136.475)**	**(118.935)**
PREJUÍZO OPERACIONAL	**(25.405)**	**(18.883)**
RESULTADO NÃO OPERACIONAL	**7**	**-**
PREJUÍZO ANTES DOS TRIBUTOS	**(25.398)**	**(18.883)**
Imposto de renda e contribuição social	(6)	6.350
PREJUÍZO DO EXERCÍCIO	**(25.404)**	**(12.533)**

b.2 – Companhia Energética Meridional – CEM (Controlada)

A CEM detém a concessão da Usina Hidrelétrica Cana Brava, localizada no Rio Tocantins, norte do Estado de Goiás, com capacidade instalada de 450 MW e 273,4 MW médios de energia assegurada. A concessão para construção e exploração do empreendimento tem prazo de vigência de 35 anos, a partir de 27.08.1998.

As obras tiveram início em 31 de maio de 1999 e previa o início de operação para o segundo semestre de 2002. Contudo, face à otimização do cronograma, associado à tecnologia e engenharia aplicadas ao projeto, o início da operação da UHE Cana Brava deu-se em maio de 2002. Assim, a primeira das três unidades geradoras da usina foi disponibilizada para despacho do Operador Nacional do Sistema Elétrico – ONS em 22.05.2002 e a terceira, em 25.09.2002.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	2002			2001
	Ações		Total	Total
	Ordinárias	Preferenciais		
Quantidade de ações do capital social	74.676.668	137.333.332	212.010.000	166.010.000
Quantidade de ações de propriedade da Tractebel Energia	74.676.664	137.333.332	212.009.996	166.009.996
Participação %	99,99	100,00	99,99	99,99
Capital social	74.677	137.333	212.010	166.010
Patrimônio líquido	-	-	172.928	166.010
Resultado do período	-	-	(39.082)	-
Investimento:				
Equivalência patrimonial	-	-	172.928	166.010
Ágio	-	-	42.806	32.619
Resultado de equivalência patrimonial	-	-	(39.082)	-

Em 31.12.2002, remanesce um saldo de adiantamento para aumento de capital, concedido pela Companhia à CEM, no valor de R$ 102, a ser capitalizado oportunamente. Embora registrado no patrimônio líquido da controlada, este valor não está incluído nas informações acima para permitir melhor compreensão sobre a participação societária.

O ágio na aquisição do controle acionário tem fundamento econômico na expectativa de resultado futuro e será amortizado pelo prazo de 10 anos, a partir de janeiro de 2003.

A determinação do ágio teve por base fluxo de caixa calculado por instituição financeira especializada, com premissas indicadas ao contexto da investida, projetado para 35 anos, prazo de concessão da usina, ajustado a valor presente com taxa de desconto de 14% a.a..

A avaliação levou em consideração a relação *debt/equity* de 70/30 para a construção da usina. Parte do ágio está associada aos bônus de subscrição adquiridos na transação, que estão sendo utilizados para aporte de capital durante a fase pré-operacional da investida.

b.3 – Delta Participações S. A.

A Companhia detém 999 das 1.000 ações que compõem o Capital Social da Delta, constituída em 31.10.2001, a qual não exerceu atividades até o presente momento.

b.4 – Tractebel Energia Comercializadora Ltda.

Sociedade constituída em 16.10.2000, sob a denominação de Beta Participações Ltda., tendo sua denominação alterada em 10.06.2002. Seu capital social, em 31.12.2002, é de R$ 26, totalmente integralizado neste exercício, representado por 26.000 quotas de capital, das quais a Companhia possui 25.999.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	2002
Quotas que compõem o capital social	26.000
Quotas de propriedade da Tractebel Energia	25.999
Participação %	99,99
Capital social	26
Patrimônio líquido	10
Resultado do período	(16)
Investimento:	
Equivalência patrimonial	10
Resultado de equivalência patrimonial	(16)

b.5 – Lages Bioenergética Ltda.

Sociedade constituída em 26.06.2002, tendo recebido autorização da Agência Nacional de Energia Elétrica – ANEEL, em 30.10.2002, para estabelecer-se como Produtor Independente, mediante a implantação da central geradora termelétrica Lages, localizada no Município de Lages – SC, com um turbogerador a vapor de 28 MW, utilizando resíduos de madeira como combustível. A central geradora terá um sistema de transmissão de interesse restrito, composto de uma subestação com transformador de 31.250 kVA – 13,8/138 kV e de uma linha de transmissão de 138 kV, em circuito simples, de aproximadamente 5 km de extensão. A autorização para implantação e exploração do empreendimento tem prazo de 30 anos, a contar de 30.10.2002 e o início das obras está previsto para o primeiro trimestre de 2003.

11.01 - NOTAS EXPLICATIVAS

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	2002
Quotas que compõem o capital social	4.254.196
Quotas de propriedade da Tractebel Energia	4.254.195
Participação %	99,99
Capital social	4.254
Patrimônio líquido	4.254
Investimento:	
Equivalência patrimonial	4.254

c) Outros investimentos

A Companhia possui 8 bônus de subscrição em ações da CEM, no valor de R$ 1.771. Este valor, que corresponde a ágio na aquisição destes bônus, com fundamento econômico na expectativa de resultado futuro, será transferido para "investimentos em sociedade controlada" na proporção das integralizações de capital com a sua utilização.

NOTA 10 – ATIVO IMOBILIZADO

a) Composição

	Controladora				Consolidado	
	2002		2001		2002	2001
	Taxas médias de depreciação	Custo corrigido	Taxas médias de depreciação	Custo corrigido	Custo corrigido	Custo corrigido
Imobilizações em Serviço						
Intangível						
Direito de exploração UHE Cana Brava		-	-	-	88.664	-
(-) Amortização Acumulada	3,2	-	-	-	(1.257)	-
		-	-	-	87.407	-
Tangível						
Geração Hidráulica						
UHE Salto Santiago	2,5	638.274	2,5	635.796	638.274	635.796
UHE Salto Osório	2,8	288.623	2,6	287.321	288.623	287.321
UHE Passo Fundo	2,5	122.812	2,5	113.347	122.812	113.347
UHE Itá (participação em consórcio)	2,3	1.233.259	2,3	1.233.352	1.775.314	1.774.153
UHE Machadinho (participação em consórcio)	2,4	163.594	-	-	163.594	-
UHE Cana Brava	2,4	-	-	-	847.722	-
		2.446.562		2.269.816	3.836.339	2.810.617
(-) Depreciação Acumulada		(785.146)		(732.530)	(823.672)	(749.174)
		1.661.416		1.537.286	3.012.667	2.061.443
Geração Térmica						
Complexo Jorge Lacerda	4,3	2.433.552	4,6	2.429.284	2.433.552	2.429.284
UTE Charqueadas	4,5	54.011	4,8	53.498	54.011	53.498
UTE Alegrete	4,6	7.735	4,8	7.504	7.735	7.504
UTE William Arjona	4,8	167.594	3,6	94.544	167.594	94.544
		2.662.892		2.584.830	2.662.892	2.584.830
(-) Depreciação Acumulada		(983.429)		(885.089)	(983.429)	(885.089)
		1.679.463		1.699.741	1.679.463	1.699.741
Sistema de Comunicação		1.624	6,1	1.624	1.624	1.624
(-) Depreciação Acumulada		(807)		(641)	(807)	(641)
		817		983	817	983
Equipamentos Gerais e Outros		21.959	10,0	18.843	22.170	19.098
(-) Depreciação Acumulada		(11.010)		(6.696)	(11.132)	(6.813)
		10.949		12.147	11.038	12.285
		3.352.645		3.250.157	4.791.392	3.774.452

11.01 - NOTAS EXPLICATIVAS

Composição do Ativo Imobilizado (continuação)

	Controladora				Consolidado	
	2002		2001		2002	2001
	Taxas médias de depreciação	Custo corrigido	Taxas médias de depreciação	Custo corrigido	Custo corrigido	Custo corrigido
Total das Imobilizações em Serviço		3.352.645		3.250.157	4.791.392	3.774.452
Imobilizações em Curso						
Geração Hidráulica						
UHE Itá		2.830		1.575	8.070	3.494
UHE Machadinho (custos retardatários)		11.709		165.146	11.709	165.146
UHE Cana Brava		-		-	2.911	692.539
UHE P. Fundo (obra de adição)		-		7.609	-	7.609
UHE S. Santiago (obra de adição)		3.321		5.699	3.321	5.699
Outros		1.143		2.747	1.143	2.747
		19.003		182.776	27.154	877.234
Geração Térmica						
UTE Jacuí		80.823		77.265	80.823	77.265
UTE William Arjona		5.541		17.729	5.541	17.729
UTE J. Lacerda (obra de adição)		12.159		6.453	12.159	6.453
UTE Charqueadas(obra de adição)		1.025		1.090	1.025	1.090
UTE Lages		-		-	4.379	-
Outros		5.729		3.338	5.729	3.338
		105.277		105.875	109.656	105.875
Equipamentos Gerais e Outros		999		1.166	999	1.166
		125.279		289.817	137.809	984.275
Imobilizações líquidas		3.477.924		3.539.974	4.929.201	4.758.727
Obrigações Especiais		(56.564)		(56.514)	(56.689)	(56.514)
		3.421.360		3.483.460	4.872.512	4.702.213

11.01 - NOTAS EXPLICATIVAS

b) Obrigações especiais

Referem-se a obrigações vinculadas ao serviço público de energia elétrica e representam os valores aplicados nos empreendimentos sob concessão, com recursos da União e de doações não condicionadas a qualquer retorno a favor do doador. A quitação dessas obrigações dar-se-á no vencimento das respectivas concessões, estabelecido pelo Poder Concedente. A composição destas obrigações é a seguinte:

	Controladora		Consolidado	
	2002	2001	2002	2001
Doações e subvenções destinadas a investimentos	47.937	47.887	48.062	47.887
Reversão e amortização	2.230	2.230	2.230	2.230
Participação da União	3.758	3.758	3.758	3.758
Outras	2.639	2.639	2.639	2.639
	56.564	56.514	56.689	56.514

c) Concessões e autorizações do Órgão Regulador

A Companhia e suas controladas possuem as seguintes concessões e autorizações para exploração de energia elétrica:

	Detentora da Concessão ou Autorização	Capacidade Instalada MW	Data do ato	Vencimento
I – Concessões				
UHE Salto Santiago	Controladora	1.420	28.09.1998	28.09.2028
UHE Salto Osório	Controladora	1.078	28.09.1998	28.09.2028
UHE Passo Fundo	Controladora	226	28.09.1998	28.09.2028
UHE Itá	Controladora/ITASA	1.450	28.12.1995	16.10.2030
UHE Machadinho	Controladora	1.140	15.07.1997	15.07.2032
UHE Cana Brava	CEM	450	27.08.1998	27.08.2033
II–Autorizações				
Complexo Jorge Lacerda	Controladora	857	25.09.1998	28.09.2028
UTE Charqueadas	Controladora	72	25.09.1998	28.09.2028
UTE Alegrete	Controladora	66	25.09.1998	28.09.2028
UTE William Arjona	Controladora	190	02.06.2000	28.04.2029
UTE Jacuí	Controladora	350	07.02.2002	07.02.2032
UTE Lages	Lages Bioenergética	28	30.10.2002	30.10.2032

11.01 - NOTAS EXPLICATIVAS

A concessão pertinente à UHE Itá está compartilhada com a controlada em conjunto Itá Energética S.A. – ITASA (Ver Nota 9-b.1).

A concessão da UHE Machadinho está compartilhada com outros concessionários que compõem o Consórcio Machadinho, do qual a Companhia é a líder e detém participação de 16,94%.

d) Usina Termelétrica Jacuí

Em 12.03.1999 a Companhia, cumprindo exigências do Edital de Privatização, comunicou à Agência Nacional de Energia Elétrica – ANEEL a sua intenção de concluir a obra da UTE Jacuí. Posteriormente, a ANEEL autorizou a implantação do projeto e definiu os aspectos de comercialização de energia gerada pela Usina. O órgão de controle ambiental do Estado do Rio Grande do Sul, FEPAM, emitiu a Licença de Instalação. Atualmente, aguarda-se, com a regulamentação da Lei nº 10.438/2002, a definição específica para a UTE Jacuí da sistemática de reembolso do carvão a ser utilizado na usina, no período posterior aos primeiros 5 anos de operação. Estas ações, paralelamente às definições que se encontram em curso, tais como a negociação de contratação de EPC (*Engineering Procurement and Construction*), o suprimento de carvão, cujos termos contratuais já foram acordados pelas partes e pela interveniente Eletrobrás, bem como a montagem de estruturas de financiamento que conta com a participação do BNDES, mostram o empenho da Companhia na viabilização do empreendimento.

e) Capacidade de recuperação através de operações futuras

A Companhia, com base em projeções de fluxo futuro de caixa descontado a valor presente, elaboradas internamente, avaliou que alguns ativos integrantes de seu parque gerador não serão recuperados pelas suas operações futuras, se considerados isoladamente. No entanto, a Administração da Companhia entende que esses ativos, no conjunto de seus ativos operacionais, produzirão fluxo de caixa positivo.

11.01 - NOTAS EXPLICATIVAS

f) Apropriação dos encargos financeiros e efeitos inflacionários

Os encargos financeiros e efeitos inflacionários vinculados a debêntures e empréstimos e financiamentos foram reconhecidos da seguinte forma, em consonância com as Instruções Contábeis do Manual de Contabilidade do Serviço Público de Energia Elétrica e a Instrução CVM nº 193, de 11.07.1996:

	Controladora		Consolidado	
	2002	2001	2002	2001
Encargos financeiros				
Apropriados no resultado	130.856	133.680	193.537	169.986
Apropriados nas imobilizações em curso	1.825	1.577	27.981	47.387
	132.681	**135.257**	**221.518**	**217.373**
Efeitos inflacionários				
Apropriados no resultado	439.232	132.144	512.684	151.536
Apropriados nas imobilizações em curso	1.792	6.104	122.699	14.267
	441.024	**138.248**	**635.383**	**165.803**

g) Indisponibilidade dos bens

De acordo com os artigos 63 e 64 do Decreto nº 41.019, de 26 de fevereiro de 1957, os bens e instalações utilizados na produção, transmissão, distribuição, inclusive comercialização de energia elétrica, são vinculados a esses serviços, não podendo ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Órgão Regulador. A Resolução ANEEL nº 20/99 regulamenta a desvinculação de bens das concessões do Serviço Público de Energia Elétrica, concedendo autorização prévia para desvinculação de bens inservíveis à concessão, quando destinados à alienação, determinando que o produto das alienações seja depositado em conta bancária vinculada para aplicação na concessão.

h) Bens da União utilizados pela Companhia

A Companhia exerce a posse e opera a Usina Termelétrica Alegrete, composta de duas unidades geradoras com capacidade total de 66 MW e uma vila residencial com 15 casas, localizada no município de Alegrete – RS, de titularidade da União e cedida em regime especial de utilização.

NOTA 11 - FORNECEDORES

	Controladora		Consolidado	
	2002	2001	2002	2001
Energia elétrica	53.710	34.797	32.179	30.460
Energia elétrica no âmbito do MAE	61.649	89.674	61.649	89.674
Combustíveis fósseis	32.745	33.524	32.745	33.524
Materiais e serviços	36.387	25.399	55.397	59.634
	184.491	**183.394**	**181.970**	**213.292**

AS NOTAS EXPLICATIVAS Nºs 18 A 26 CONTINUAM NO QUADRO 09.01 - PARECER DOS AUDITORES INDEPENDENTES, EM VIRTUDE DE LIMITAÇÃO DE ESPAÇO DESTE APLICATIVO.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

ÍNDICE